Exhibit 99.1

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

United Community Bancorp

Lawrenceburg, Indiana

As Of:

November 14, 2005

Prepared By:

Keller & Company, Inc.

555 Metro Place North

Suite 524

Dublin, Ohio 43017

(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.

Financial Institution Consultants

Investment and Financial Advisors

555 Metro Place North	614-766-1426
Suite 524	614-766-1459 (fax)
Dublin, Ohio 43017

December 5, 2005

Board of Directors

United Community Bank

230 Walnut Street

Lawrenceburg, Indiana 47025

To the Board:

We hereby submit an independent appraisal of the pro forma market value of the to-be-issued stock of United Community Bancorp (“Corporation”), which is the mid-tier holding company of United Community Bank, Lawrenceburg, Indiana (“United Community” or the “Bank”). The Corporation is a subsidiary of United Community Bancorp, MHC. Such stock is to be issued in connection with the application to complete a minority stock offering by the Corporation with United Community MHC, to own 55.0 percent of the Corporation. This appraisal was prepared and provided to the Bank in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by United Community and the material provided by the independent auditors, Clark, Schaefer, Hackett & Co., Cincinnati, Ohio, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank’s assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of United Community, with the law firm of Muldoon Murphy & Aguggia LLP, Washington, D.C., the Bank’s conversion counsel, and with Clark, Schaefer, Hackett & Co. Further, we viewed the Bank’s local economy and primary market area and also reviewed the Bank’s most recent Business Plan as part of our review process.

Board of Directors

United Community Bank

December 5, 2005

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation’s stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Bank’s operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation’s appraised value in such appraisal update.

It is our opinion that as of November 14, 2005, the pro forma market value or appraised value of the Corporation is $64,000,000 at the midpoint, with a minority offering level of $27,584,000 or 2,758,400 shares at $10 per share, representing 43.1 percent of the total valuation and a 1.9 percent stock issuance to United Community Bank Charitable Foundation, representing $1,216,000 or 121,600 shares for a combined total of $28,800,000, representing 2,880,000 shares. The pro forma valuation range of the Corporation is from a minimum of $54,400,000 to a maximum of $73,600,000, with a maximum, as adjusted, of $84,640,000, resulting in offering levels, excluding the foundation, of $23,446,400 at the minimum to a maximum of $31,721,600, with a maximum, as adjusted, of $36,479,840, representing 2,344,640 shares, 3,172,600 shares and 3,647,984 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of United Community Bancorp, as of November 14, 2005, is $64,000,000, at the midpoint with a midpoint offering of $27,584,000, excluding the foundation.

Very truly yours,

KELLER & COMPANY, INC.

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

United Community Bancorp

Lawrenceburg, Indiana

As Of:

November 14, 2005

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

NUMERICAL EXHIBITS		PAGE

1	Consolidated Balance Sheets - At June 30, 2005 and September 30, 2005	77
2	Consolidated Balance Sheets - At June 30, 2001 through 2004	78
3	Consolidated Statements of Income For the Three Months Ended September 30, 2004 and 2005 and for the Year Ended June 30, 2005	79
4	Consolidated Statements of Income - For the Years Ended June 30, 2001 through 2004	80
5	Selected Financial Information	81
6	Income and Expense Trends	82
7	Normalized Earnings Trend	83
8	Performance Indicators	84
9	Volume/Rate Analysis	85
10	Yield and Cost Trends	86
11	Net Portfolio Value	87
12	Loan Portfolio Composition	88
13	Loan Maturity Schedule	89
14	Loan Originations and Purchases	91
15	Delinquent Loans	92
16	Nonperforming Assets	93
17	Classified Assets	94
18	Allowance for Loan Losses	95
19	Investment Portfolio Composition	96
20	Mix of Deposits	97
21	Certificates of Deposit by Rate and Maturity	98
22	Deposit Activity	99
23	Borrowed Funds	100
24	Offices of United Community Bank	101
25	Management of the Bank	102
26	Key Demographic Data and Trends	103
27	Key Housing Data	104
28	Major Sources of Employment	105
29	Unemployment Rates	106
30	Market Share of Deposits	107
31	National Interest Rates by Quarter	108
32	Thrift Stock Prices and Pricing Ratios	109
33	Key Financial Data and Ratios	117
34	Recently Converted Thrift Institutions	125
35	Acquisitions and Pending Acquisitions	127

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE
36	Thrift Stock Prices and Pricing Ratios - Mutual Holding Companies	128
37	Key Financial Data and Ratios - Mutual Holding Companies	130
38	Balance Sheets Parameters - Comparable Group Selection	132
39	Operating Performance and Asset Quality Parameters - Comparable Group Selection	135
40	Balance Sheet Ratios Final Comparable Group	138
41	Operating Performance and Asset Quality Ratios Final Comparable Group	139
42	Balance Sheet Totals - Final Comparable Group	140
43	Balance Sheet - Asset Composition Most Recent Quarter	141
44	Balance Sheet - Liability and Equity Most Recent Quarter	142
45	Income and Expense Comparison Trailing Four Quarters	143
46	Income and Expense Comparison as a Percent of Average Assets - Trailing Four Quarters	144
47	Yields, Costs and Earnings Ratios Trailing Four Quarters	145
48	Dividends, Reserves and Supplemental Data	146
49	Valuation Analysis and Conclusions	147
50	Market Pricings and Financial Ratios - Stock Prices Comparable Group	148
51	Pro Forma Minimum Valuation	149
52	Pro Forma Mid-Point Valuation	150
53	Pro Forma Maximum Valuation	151
54	Pro Forma Superrange Valuation	152
55	Summary of Valuation Premium or Discount	153

ALPHABETICAL EXHIBITS		PAGE

A	Background and Qualifications	154
B	RB 20 Certification	157
C	Affidavit of Independence	158

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report (“Report”) to provide the pro forma market value of the to-be-issued common stock of United Community Bancorp, a Delaware corporation, formed as a mid-tier holding company to own all of the common stock of United Community Bank (“United Community” or the “Bank”), Lawrenceburg, Indiana. The Corporation will be majority owned by United Community, MHC, a federally-chartered mutual holding company. Under the Plan of Conversion, the Corporation will be majority owned by United Community, MHC, which will own 55.0 percent of the Corporation. The Corporation will sell 43.1 percent of the appraised value of the Corporation as determined in this Report in a minority stock offering and 1.9 percent of the appraised value will be held by United Community Bank Charitable Foundation.

The Application is being filed with the Office of Thrift Supervision (“OTS”) of the Department of the Treasury and the Securities and Exchange Commission (“SEC”). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank’s management and the Bank’s conversion counsel, Muldoon, Murphy and Aguggia, LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization”, in accordance with the OTS application requirements of Regulation §563b and the OTS’s Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

Introduction (cont.)

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm’s-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended June 30, 2001 through 2005, and unaudited financials for the three months ended September 30, 2004 and 2005, and discussed them with United Community’s management and with United Community’s independent auditors, Clark, Schaefer, Hackett & Co, Cincinnati, Ohio. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation’s preliminary Form S-1 and the Bank’s preliminary Form MHC and discussed them with management and with the Bank’s conversion counsel.

To gain insight into the Bank’s local market condition, we have visited United Community’s main office and four branches and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank’s primary market area relative to Indiana and the United States. We have also examined the competitive market within which United Community operates, giving consideration to the area’s numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of United Community to those selected institutions.

Introduction (cont.)

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I.	DESCRIPTION OF UNITED COMMUNITY

GENERAL

United Community was organized in 1914 as a state-chartered mutual savings and loan association with the name Progressive Building and Loan Association The Bank converted to a federal thrift savings bank in 1988 after operating for over seventy-four years as a state chartered savings and loan association and changed its name to Progressive Federal Savings Bank. Then in 1999, Progressive Federal merged with Perpetual Federal Savings and Loan Association, Lawrenceburg, Indiana, and changed the name of the resulting institution to United Community Bank. The Bank plans to convert to a federally chartered stock savings bank as part of its formation of a mutual holding company, keeping its name, United Community Bank. The Bank has also filed for approval to form a mid-tier stock holding company with the name United Community Bancorp, which will own all of the stock of the Bank. The Bank’s planned mutual holding company, United Community, MHC, will own 55.0 percent of United Community Bancorp with 43.1 percent to be sold to the public and 1.9 percent of the stock to be held by United Community Bank Charitable Foundation.

United Community conducts its business from its main office and four branches, with four offices located in Lawrenceburg and one temporary office in Aurora. The Bank’s primary market area is focused on Dearborn County, with Lawrenceburg representing the county seat.

United Community’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”) in the Savings Association Insurance Fund (“SAIF”). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the “FRB”). United Community is a member of the Federal Home Loan Bank (the “FHLB”) of Cincinnati and is regulated by the OTS and by the FDIC. As of September 30, 2005, United Community had assets of $321,315,000, deposits of $289,134,000 and equity of $29,765,000.

General (cont.)

United Community has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. United Community has been involved in the origination of real estate mortgage loans, including construction loans, which represented 74.5 percent of its loan originations during the fiscal year ended June 30, 2005. Real estate mortgage loan originations, including construction loans represented a lesser 68.2 percent of loan originations during the three months ended September 30, 2005. At September 30, 2005, 53.1 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding construction and home equity loans, compared to a larger 74.5 percent at June 30, 2001, with the primary sources of funds being retail deposits from residents in its local communities and from municipal deposits. The Bank is also an originator of multi-family and commercial real estate loans, construction loans, commercial business loans, consumer loans, and home equity loans. Consumer loans include automobile loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $98.9 million, or a strong 30.8 percent of its assets, excluding FHLB stock which totaled $1.7 million or 0.5 percent of assets at September 30, 2005. The Bank had $49.5 million of its investments in mortgage-backed and related securities representing 15.4 percent of assets. Deposits and equity have been the primary sources of funds for the Bank’s lending and investment activities.

The total amount of stock to be sold by the Corporation in the minority stock offering will be $27.58 million or 2,758,400 shares at $10 per share based on the midpoint of the appraised value of $64.0 million, representing 43.1 percent of the total value. The net conversion proceeds will be $26.43 million, reflecting conversion expenses of approximately $1,154,000. The actual cash proceeds to the Bank of $13.2 million will represent 50 percent of the net conversion proceeds. The ESOP will represent 9.10 percent of the gross shares issued in the minority offering, or 250,880 shares at $10 per share, representing $2,508,800 or 3.92 percent of the total value. The Bank’s net proceeds will be used to fund new loans, to open several new branches

General (cont.)

and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to invest $250,000 in the United Community Bank Charitable Foundation, to purchase short-and intermediate-term government or federal agency securities or to invest in short-term deposits and can use the proceeds to pay dividends and buy back shares of common stock in the future.

The Bank has experienced a strong deposit increase over the past four fiscal years with deposits increasing 57.6 percent from June 30, 2001 to June 30, 2005, or an average of 14.4 percent per year, impacted by deposits from local municipalities. From June 30, 2005, to September 30, 2005, deposits then decreased by 3.4 percent or 13.7 percent on an annualized basis compared to an increase of 31.3 percent in fiscal 2005.

The Bank has focused on increasing its loan activity during the past four years, on monitoring its net interest margin and earnings and on maintaining an above average equity to assets ratio. Equity to assets decreased from 10.18 percent of assets at June 30, 2001, to 8.74 percent at June 30, 2005, due to the Bank’s stronger growth and then increased to 9.26 percent at September 30, 2005, due primarily to a shrinkage in assets.

The primary lending strategy of United Community has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family mortgage loans, the origination of multi-family and commercial real estate loans, the origination of commercial business loans, the origination of construction loans, and the origination of consumer loans.

The Bank’s share of one- to four-family mortgage loans has decreased noticeably, from 74.5 percent of gross loans at June 30, 2001, to 53.1 percent as of September 30, 2005. Multi-family loans increased from 1.7 percent of loans to 6.3 percent from June 30, 2001, to

General (cont.)

September 30, 2005, while construction loans increased from 1.2 percent to 2.1 percent during the same time period. Commercial real estate loans increased from 14.7 percent to 28.2 percent from June 30, 2001, to September 30, 2005. All types of real estate loans as a group decreased slightly from 92.1 percent of gross loans at June 30, 2001, to 89.7 percent at September 30, 2005. The decrease in real estate loans was offset by the Bank’s increase in commercial loans and consumer loans. The Bank’s share of commercial loans witnessed an increase in their share of loans from 1.4 percent at June 30, 2001, to 1.8 percent at September 30, 2005, and the Bank’s share of consumer loans increased from 6.5 percent to 8.5 percent, during the same time period.

Management’s internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Bank’s rising level of higher risk loans. At June 30, 2001, United Community had $1,051,000 in its loan loss allowance or 0.63 percent of gross loans, and 77.3 percent of nonperforming loans with the allowance increasing to $2,294,000 and representing a higher 1.09 percent of gross loans and a higher 150.1 percent of nonperforming loans at September 30, 2005.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with a rising emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank’s net interest margin without undertaking excessive credit risk combined with controlling the Bank’s interest risk position and striving to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of United Community at year end June 30, 2001 through June 30, 2005, and at September 30, 2005, is shown in Exhibits 1 and 2, and the earnings performance of United Community for the fiscal years 2001 through 2005 and for the three months ended September 30, 2005, is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at June 30, 2001 through 2005, and at September 30, 2005. United Community has focused on growing its asset base, increasing its investment and mortgage-backed securities, increasing loans, and growing retail deposits from 2001 through 2005. The most recent impact of these trends, recognizing the change in interest rates, was a decrease in assets, cash and cash equivalents and deposits from June 30, 2005, through September 30, 2005.

With regard to the Bank’s recent financial condition, United Community has experienced a strong increase in assets from June 30, 2001, through June 30, 2005, with a similar increase in deposits and a moderate increase in the dollar level of equity over the past four years.

The Bank witnessed an increase in assets of $117.4 million or 54.8 percent for the period of June 30, 2001, to June 30, 2005, representing an average annual increase of 13.7 percent. For the three months ended September 30,2005, assets decreased $10.2 million or 12.3 percent, annualized. Over the past four fiscal periods, the Bank experienced its largest dollar rise in assets of $74.4 million in fiscal year 2005, which represented a strong 28.9 percent increase in assets funded primarily by a rise in deposits of $71.4 million. This increase in assets was preceded by a $10.0 million or 3.8 percent decrease in assets in fiscal year 2004 and a $34.2 million increase or 14.7 percent in 2003.

United Community’s loan portfolio, which includes mortgage loans and non-mortgage loans, increased from $162.1 million at June 30, 2001, to $200.9 million at June 30, 2005, and represented a total increase of $38.8 million, or 23.9 percent. The average annual increase during that period was 6.0 percent. For the three months ended September 30, 2005, loans increased $5.1 million or 2.6 percent to $206.0 million.

Performance Overview (cont.)

United Community has obtained funds through deposits with only minimal use of FHLB advances. The Bank’s competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased $109.4 million or 57.6 percent from 2001 to 2005, with an average annual rate of increase of 14.4 percent. For the three months ended September 30, 2005, deposits decreased by $10.2 million or 3.4 percent. The Bank’s largest fiscal year deposit growth was in 2005, when deposits increased $71.4 million or a relatively strong 31.3 percent.

The Bank witnessed an increase in its dollar equity level each year from 2001 through 2005. Equity continued to increase in the three months ended September 30, 2005. At June 30, 2001, the Bank had equity of $21.8 million, representing a 10.18 percent equity to assets ratio and then increased to $29.7 million at June 30, 2005, representing a lower 8.97 percent equity to assets ratio due to the Bank’s growth in assets. At September 30, 2005, equity was a higher $29.8 million and a higher 9.26 percent of assets due to the Bank’s shrinkage in assets.

The overall decrease in the equity to assets ratio from June 2001 to 2005 was the result of the Bank’s combination of an overall earnings performance impacted by the Bank’s strong growth in assets. The dollar level of equity increased 36.4 percent from June 30, 2001, to June 30, 2005, representing an average annual increase of 9.1 percent and then increased 0.1 percent from June 30, 2005 through September 30, 2005.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for United Community. This table provides key income and expense figures in dollars for the fiscal years of 2001 through 2005, and for the three months ended September 30, 2004 and 2005.

United Community witnessed a moderate decrease in its dollar level of interest income from fiscal 2001 to fiscal 2004. Interest income was $16.02 million in 2001 and a lesser $12.49 million in 2004. Interest income then increased modestly in 2005 to $13.47 million. Interest income continued to increase modestly in the three months ended September 30, 2005, to $4.13 million or $16.52 million, annualized.

The Bank’s interest expense also experienced a decrease from fiscal year 2001 to 2004. Interest expense decreased from $9.17 million in 2001 to $4.13 million in 2004, representing a decrease of $5.04 million or 54.9 percent. Interest income decreased a lesser $3.54 million. Such decrease in interest income from 2001 through 2004 notwithstanding the greater decrease in interest expense, resulted in a dollar increase in annual net interest income each year and a minimal increase in net interest margin. In fiscal 2005, interest expense increased by $521,000, offset by a $982,000 increase in interest income, resulting in a $461,00 increase in net interest income. In the three months ended September 30, 2005, interest expense increased at a lower level than interest income, resulting in an increase in net interest income but a decrease in net interest margin.

The Bank has made provisions for loan losses in three of the past five fiscal years of 2001 through 2005 and in the three months ended September 30, 2005. The amounts of those provisions were determined in recognition of the Bank’s levels of nonperforming assets, charge-offs, repossessed assets, and industry norms. The loan loss provisions were $620,000 in 2003, $120,00 in 2004 and $857,000 in 2005, and $30,000 in the three months ended September 30, 2005. The impact of these loan loss provisions has been to provide United Community with a general valuation allowance of $2,294,000 at September 30, 2005, or 1.09 percent of gross loans and 150.1 percent of nonperforming loans.

Income and Expense (cont.)

Total other income or noninterest income indicated an increase from 2001 through 2003 and then a decrease from fiscal year 2003 to 2005. Noninterest income was $773,000 or 0.36 percent of assets in 2001 and a higher $2,933,000 in fiscal year 2003 or 1.10 percent of assets, including $853,000 in gains on the sale of loans and $1,207,000 in gains on the sale of fixed assets. In the year ended June 30, 2005, noninterest income was $1,708,000 or 0.52 percent of assets, including only $44,000 in gains on sale of loans and $312,000 in gains on sale on investments. In the three months ended September 30, 2005, noninterest income was $360,000, representing 0.45 percent of assets on an annualized basis. Noninterest income consists primarily of service charges and loan fees, income from Bank Owned Life Insurance, gains on the sale of loans and investments and other income.

The Bank’s general and administrative expenses or noninterest expenses increased from $4.54 million for the fiscal year of 2001 to $6.98 million for the fiscal year ended June 30, 2005, representing an average annual increase of 13.4 percent and then increased to $7.03 million for the three months ended September 30, 2005, on an annualized basis, representing an increase of only 0.7 percent. On a percent of average assets basis, operating expenses increased from 2.20 percent of average assets for the fiscal year ended June 30, 2001, to 2.37 percent for the fiscal year ended June 30, 2005, and then decreased to 2.15 percent for the three months ended September 30, 2005, annualized.

The net earnings position of United Community has indicated modest volatility from 2001 through 2005, and in the three months ended September 30, 2005. The annual net income figures for the fiscal years of 2001, 2002, 2003, 2004 and 2005 were $1,884,000, $2,016,000, $2,814,000, $2,156,000 and $2,045,000, respectively, representing returns on average assets of 0.91 percent, 0.90 percent, 1.13 percent, 0.82 percent and 1.01 percent for fiscal years 2001, 2002, 2003, 2004 and 2005, respectively. For the three months ended September 30, 2005, earnings were $561,000, representing a return on average assets of 0.69 percent.

Income and Expense (cont.)

Exhibit 7 provides the Bank’s normalized earnings or core earnings for the twelve months ended September 30, 2005. The Bank’s normalized earnings eliminate any nonrecurring income and expense items. There were no adjustments resulting in normalized earnings equal to actual earnings of $2,076,000 for the twelve months ended September 30, 2005.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank’s return on assets increased from 0.91 percent in 2001, to 1.12 percent in 2003, and then decreased to 0.82 percent in fiscal year 2004, and then decreased to 0.75 percent in 2005, with the overall decrease from 2001 to 2005 due to the Bank’s increase in noninterest expenses.

The Bank’s net interest rate spread increased from 3.04 percent in 2001 to 3.13 percent in 2003, to 3.33 percent in 2005 and then decreased to 2.88 percent for the three months ended September 30, 2005. The Bank’s net interest margin indicated a similar trend, decreasing from 3.42 percent in 2001 to 3.31 percent in 2003, to 3.44 percent in 2005 and then decreased to 3.01 percent for the three months ended September 30, 2005. United Community’s net interest rate spread increased 9 basis points from 2001 to 2003, then increased 20 basis points from 2003 to 2005, and then decreased 45 basis points in the three months ended September 30, 2005. The Bank’s net interest margin followed a reversed trend, decreasing 11 basis points from 2001 to 2003, then increasing 13 basis points from 2003 to 2005 and then decreasing 43 basis points for the three months ended September 30, 2005.

The Bank’s return on average equity decreased from 2001 to 2005. The return on average equity increased from 9.40 percent in 2001, to 11.42 percent in 2003 and then decreased to 7.02 percent in fiscal year 2005, and then increased to 7.50 percent for the three months ended September 30, 2005.

United Community’s ratio of interest-earning assets to interest-bearing liabilities decreased slightly from 108.28 percent at June 30, 2001, to 107.19 percent at June 30, 2003,

Income and Expense (cont.)

and then decreased further to 105.64 percent in 2005 and then remained stable at 105.65 percent at September 30, 2005. The Bank’s decrease in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank’s decrease in its interest-earning assets.

The Bank’s ratio of noninterest expenses to average assets increased from 2.20 percent in fiscal year 2001 to 2.55 percent in fiscal year 2005 and then decreased to 2.18 percent for the three months ended September 30, 2005. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the “efficiency ratio.” The industry norm is 58.5 percent with the lower the ratio indicating higher efficiency. The Bank has been characterized with a modestly lower level of efficiency historically reflected in its higher efficiency ratio, which increased from 59.52 percent in 2001 to 68.06 percent in 2005, then decreased to 65.78 percent in the three months ended September 30, 2005, due to a smaller rise in noninterest expenses.

Earnings performance can be affected by an institution’s asset quality position. The ratio of nonperforming loans to total assets is a key indicator of asset quality. United Community witnessed a decrease in its nonperforming loans ratio from 2001 to 2005, which then remained stable in the three months ended September 30, 2005, and the ratio is below the industry norm. Nonperforming loans consist of loans delinquent 90 days or more and nonaccruing loans. United Community’s nonperforming loans consisted of nonaccrual loans and loans 90 days or more past due in 2001, 2002 and 2003 and consisted of just nonaccrual loans in 2004, 2005 and in the three months ended September 30, 2005. The ratio of nonperforming assets to total assets was 0.48 percent at September 30, 2005, increasing from 0.47 percent at June 30, 2005, but decreasing from 0.75 percent at June 30, 2001.

Two other indicators of asset quality are the Bank’s ratios of allowance for loan losses to total loans and also to nonperforming assets. The Bank’s allowance for loan losses was 0.63 percent of loans at June 30, 2001, and increased to 1.10 percent at June 30, 2005, then decreased to 1.09 percent of loans at September 30, 2005. As a percentage of nonperforming loans, United

Increase and Expense (cont.)

Community’s allowance for loan losses to nonperforming loans was 77.34 percent at June 30, 2001, and a higher 153.21 percent at June 30, 2005, and was a similar 150.13 percent at September 30, 2005.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2005 and for the three months ended September 30, 2005. In fiscal year 2005, net interest income increased $461,000, due to an increase in interest income of $982,000 reduced by a $521,000 increase in interest expense. The increase in interest income was due to an increase due to volume of $1,001,000, reduced by a decrease due to rate of $19,000. The increase in interest expense was due to a $319,000 increase due to rate, accented by a $202,000 increase due to volume.

For the three months ended September 30, 2005, net interest income increased $100,000 due to an increase in interest income of $920,000, reduced by an increase in interest expense of $820,000. The increase in interest income was due to a $773,000 increase due to volume accented by a $147,000 increase due to rate. The increase in interest expense was the result of an increase due to rate of $553,000 reduced by a decrease due to volume of $453,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended June 30, 2003 through 2005, for the three months ended September 30, 2004 and 2005, and at September 30, 2005, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

United Community’s weighted average yield on its loan portfolio decreased 96 basis points from fiscal year 2003 to 2005, from 7.06 percent to 6.10 percent and then increased 10 basis points to 6.20 percent for the three months ended September 30, 2005, and then decreased 14 basis points to 6.06 percent at September 30, 2005. The yield on investment securities decreased 99 basis points from 4.02 percent in 2003 to 3.03 percent in fiscal year 2005, and then increased to 3.40 percent for the three months ended September 30, 2005, and then increased 44 basis points to 3.84 percent at September 30, 2005. The yield on other interest-earning assets increased 223 basis points from fiscal year 2003 to 2005, from 1.54 percent to 3.77 percent, and then increased 94 basis points to 4.71 percent for the three months ended September 30, 2005, and then decreased 106 basis points to 3.65 percent at September 30, 2005. The combined weighted average yield on all interest-earning assets decreased 52 basis points to 5.34 percent from fiscal year 2003 to 2005, then increased 4 basis points to 5.38 percent for the three months ended September 30, 2005.

United Community’s weighted average cost of interest-bearing liabilities decreased 81 basis points to 1.92 percent from fiscal year 2003 to 2005, which was greater than the Bank’s 52 basis point decrease in yield, resulting in an increase in the Bank’s net interest rate spread of 29 basis points from 3.13 percent to 3.42 percent from 2003 to 2005. Then the Bank’s interest rate spread decreased 54 basis points to 2.88 percent for the three months ended September 30, 2005. The Bank’s net interest margin increased from 3.31 percent in fiscal year 2003 to 3.44 percent in fiscal year 2005, representing an increase of 13 basis points. Then the Bank’s net interest margin decreased 43 basis points to 3.01 percent for the three months ended September 30, 2005.

INTEREST RATE SENSITIVITY

United Community has monitored its interest rate sensitivity position and focused on maintaining a minimal level of interest rate risk exposure by maintaining a higher share of adjustable-rate residential mortgage loans, short term construction loans and adjustable-rate home equity loans, commercial real estate and multi family loans to offset its modest share of fixed-rate residential mortgage loans. United Community recognizes the thrift industry’s historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution’s “gap.” The larger an institution’s gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in net portfolio value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution’s net interest margin and overall earnings performance. United Community has responded to the interest rate sensitivity issue by increasing its share of adjustable-rate loans.

The Bank measures its interest rate risk through the use of its net portfolio value (“NPV”) of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis, by the OTS, showing the Bank’s NPV to asset ratio, the dollar change in NPV, and the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank’s interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 11 provides the Bank’s NPV levels and ratios as of September 30, 2005, based on the OTS’s calculations and the changes in the Bank’s NPV levels under rising and declining interest rates. The focus on this exposure table is a 200 basis point change in interest rates either up or down.

The Bank’s change in its NPV level at September 30, 2005, based on a rise in interest rates of 100 basis points was a 7.0 percent decrease, representing a dollar decrease in equity value of $3,228,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank’s NPV level was estimated to increase 5.0 percent or $2,187,000 at September 30, 2005. The Bank’s exposure increases to a 16.0 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $6,935,000. The Bank’s exposure is a 6.0 percent increase based on a 200 basis point decrease in interest rates, representing a dollar increase of $2,691,000.

The Bank’s post shock NPV ratio based on a 200 basis point rise in interest rates is 10.98 percent and indicates a 180 basis point decrease from its 12.78 percent based on no change in interest rates.

The Bank is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates. Due to United Community’s recognition of the need to control its interest rates exposure, the Bank has been a more active originator of adjustable-rate residential mortgage and home equity loans and adjustable-rate commercial real estate loans and plans to continue this lending strategy but with a continued activity in fixed-rate residential mortgage loans. The Bank will also continue to focus on maintaining its stronger NPV ratio, recognizing the planned minority stock offering will strengthen the Bank’s NPV ratio, based on any change in interest rates.

LENDING ACTIVITIES

United Community has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, including land loans, construction loans, home equity loans, multi-family loans, commercial loans and consumer loans. Exhibit 12 provides a summary of United Community’s loan portfolio, by loan type, at June 30, 2001 through 2005, and at September 30, 2005.

The primary loan type for United Community has been residential loans secured by one- to four-family dwellings, representing a moderate 53.1 percent of the Bank’s gross loans as of September 30, 2005. This share of loans has seen a sizable decrease from 74.5 percent at June 30, 2001. The second largest real estate loan type as of September 30, 2005, was commercial real estate loans, which comprised a relatively strong 28.2 percent of gross loans compared to 14.7 percent as of June 30, 2001. The third key real estate loan type was multi-family loans, which represented 6.3 percent of gross loans as of September 30, 2005, compared to a lower 1.7 percent at June 30, 2001. The fourth key real estate loan type was construction loans, which represented 2.1 percent of gross loans as of September 30, 2005, compared to a lesser 1.2 percent at June 30, 2001. These four real estate loan categories represented a strong 89.7 percent of gross loans at September 30, 2005, compared to a larger 92.1 percent of gross loans at June 30, 2001.

Commercial business loans represent a smaller size loan category for United Community. Commercial business loans totaled $3.9 million and represented 1.8 percent of gross loans at September 30, 2005, compared to a lesser $2.2 million or 1.4 percent at June 30, 2001.

The consumer loan category was the other loan category at September 30, 2005, and represented a moderate 8.5 percent of gross loans compared to 6.5 percent at June 30, 2001. Consumer loans were the third largest overall loan type at September 30, 2005, and were the third largest loan category at June 30, 2001. The Bank’s consumer loans include automobile loans, savings account loans, home equity loans and secured and unsecured personal loans. The overall mix of loans has witnessed modest changes from fiscal year-end 2001 to

Lending Activities (cont.)

September 30, 2005, with the Bank having increased its shares of multi-family loans, construction loans, commercial business loans, consumer loans and commercial real estate loans to offset its decrease in one- to four-family loans and consumer loans.

The emphasis of United Community’s lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in United Community’s primary market area of Dearborn County. At September 30, 2005, 53.1 percent of United Community’s gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers several types of adjustable-rate mortgage loans, (“ARMs”) with adjustment periods of one year, three years and five years. The interest rates on ARMs are generally indexed to the monthly average yield on the U.S. Treasury constant maturities index. ARMs have a maximum rate adjustment of normally 2.0 percent at each adjustment period but dependent on the loan type, and 6.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the U.S. Treasury constant maturities index. The Bank retains all ARMs which it originates. The majority of ARMs have terms of 30 years, the maximum term offered, with some having terms of 15 and 20 years.

The Bank’s one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain “due on sale” clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank’s other key mortgage loan product is a fixed-rate mortgage loan with a share of United Community’s new fixed-rate mortgage loans normally sold in the secondary market. Fixed-rate mortgage loans have a maximum term of 30 years. The Bank’s fixed-rate mortgage loans conform to FHLMC underwriting standards.

Lending Activities (cont.)

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at United Community, even though the Bank is permitted to make loans up to a 97.0 percent loan-to-value ratio. While the Bank does make loans up to 97.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

United Community has also been an originator of adjustable-rate and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $72.5 million in commercial real estate and multi-family combined loans at September 30, 2005, or 34.5 percent of gross loans, compared to a lesser $27.1 million or 16.4 percent of gross loans at June 30, 2001.

The major portion of commercial real estate and multi-family loans are secured by apartment buildings, a funeral home, churches, farm land, small retail establishments and office buildings and other owner-occupied properties used for business. Most of the multi-family and commercial real estate loans are fully amortizing with a term of up to 30 years for adjustable-rate loans with one-year, three-year and five-year adjustment periods. These loans have a maximum rate adjustment of 2.0 percent per adjustment period and 6.0 percent for the life of the loan. The maximum loan-to-value ratio is normally 80.0 percent.

The Bank also originates construction loans to individuals and to a lesser extent to builders for the construction of residential projects. The Bank had $4.4 million or 2.1 percent of gross loans in construction loans at September 30, 2005. Construction loans normally have a term of six to nine months for the construction period with an adjustable interest rate for the term of the loan and a loan-to-value ratio of no more than 97.0 percent for single-family construction loans, 80.0 percent for two-family construction loans and all other construction

Lending Activities (cont.)

loans. The construction loan is written to convert to a permanent loan at the end of the construction period. The Bank will originate commercial construction loans for a loan-to-value ratio of up to 80.0 percent.

United Community is an originator of consumer loans, including home equity loans, with these loans totaling $17.6 million at September 30, 2005, and representing 8.5 percent of gross loans. Home equity lines of credit have adjustable rates tied to the prime rate as published in the Wall Street Journal. These loans have a maximum loan-to-value ratio of 90.0 percent of the real estate property and have terms of up to 15 years. Consumer loans also included automobile and recreational vehicle loans, share loans, and secured and unsecured personal loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of United Community’s fixed- and adjustable-rate loans, indicating a majority of adjustable-rate loans. At September 30, 2005, 70.3 percent of the Bank’s loans due after September 30, 2005, were adjustable-rate and 29.7 percent were fixed-rate. At September 30, 2005, the Bank had a strong 34.0 percent of its loans due on or before September 30, 2006, or in one year or less, with 35.9 percent due by September 30, 2010, or in one to five years.

As indicated in Exhibit 14, United Community experienced a significant decrease in its one-to four-family loan originations and total loan originations from fiscal year 2003 to 2005, which then increased based on the three months ended September 30, 2005. Total loan originations in fiscal year 2003 were $93.1 million compared to a lesser $76.7 million in fiscal year 2005, reflective of a lower level of one- to four-family loans originated, decreasing from $81.3 million to $51.1 million. The decrease in one- to four-family real estate loan originations from 2003 to 2005 of $30.2 million represented 184.1 percent of the $16.4 million aggregate decrease in total loan originations from 2003 to 2005, with land loans increasing $2.1 million and construction loans increasing $2.8 million with these two loan increases responsible for 92.5

Lending Activities (cont.)

percent of the decrease in one- to four-family loan originations from 2003 to 2005. Commercial real estate loans increased $1.1 million from 2003 to 2005, while consumer loans originated increased $1.9 million.

In the three months ended September 30, 2005, total loan originations were $20.7 million, indicating a decrease of $4.9 million from the $25.6 million in loan originations in the three months ended September 30, 2004. One- to four-family loan originations decreased $6.3 million to $12.9 million and represent 128.6 percent of the total decrease in loan originations. Construction loan originations continued to increase, indicating a rise in originations of $456,000 and consumer loans increased a strong $1.8 million, representing the strongest growth of any loan category.

Overall, loan originations fell short of principal payments, loans sales, loan repayments and other deductions in 2003 and then exceeded reductions in 2004, 2005 and in the three months ended September 30, 2005. In fiscal 2003, loan originations and purchases fell short of reductions by $14.9 million, then exceeded reductions by $34.6 million in 2004, exceeded reductions by $22.9 million in 2005, and exceeded reductions by $4.3 million in the three months ended September 30, 2005.

NONPERFORMING ASSETS

United Community understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their levels of nonperforming assets over the past few years and have been forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. United Community has been faced with a higher level of nonperforming assets in 2001, which decreased in 2002 and 2003 and then increased in 2004 and 2005 and remained at the same basic level at September 30, 2005.

Exhibit 15 provides a summary of United Community’s delinquent loans at June 30, 2003, 2004 and 2005, and at September 30, 2005, indicating an overall increase in delinquent loans from June 30, 2003, to September 30, 2005. The Bank had $854,000 in loans delinquent 60 to 89 days at September 30, 2005. Loans delinquent 30-59 days totaled $1,378,000 at September 30, 2005, with these two categories representing 1.06 percent of gross loans with most of them one- to four-family real estate loans. At June 30, 2003, delinquent loans of 60 to 89 days totaled $838,000 or 0.57 percent of gross loans and loans delinquent 30-59 days totaled $750,000 or 0.51 percent of gross loans for a combined share of 1.08 percent of gross loans, compared to a higher $2,232,000 but a slightly lower 1.06 percent of gross loans at September 30, 2005.

It is normal procedure for United Community’s board to review loans delinquent 90 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 5 to 15 days, the Bank sends a notice to the borrower, possibly accompanied by a phone call, and after 15 days delinquency, a second notice is sent.

Nonperforming Assets (cont.)

The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 15 days and 45 days of delinquency. When the loan becomes delinquent at least 90 days, the Bank will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days to make arrangement for payments. Under certain circumstances, the Bank may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceeding is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower’s ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

Exhibit 16 provides a summary of United Community’s nonperforming assets at June 30, 2001 through 2005, and at September 30, 2005. Nonperforming assets include loans 90 days or more past due, nonaccruing loans and repossessed assets. The Bank carried a higher level of nonperforming assets at June 30, 2001 and 2005 and at September 30, 2005. United Community’s level of nonperforming assets was $1,600,000 at June 30, 2001, and a similar $1,559,000 at June 30, 2005, which represented 0.75 percent of assets in 2001 and 0.47 percent in 2005. The Bank’s nonperforming assets included $809,000 in nonaccrual loans, $550,000 in loans 90 days or more past due and $33,000 in real estate owned with $208,000 in other nonperforming assets for a total of $1,600,000 in 2001 with $80,000 in real estate owned, no loans 90 days or more past due, and $1,479,000 in nonaccrual loans in 2005 for a total of $1,559,000. At September 30, 2005, nonperforming assets were a similar $1,541,000 or 0.48 percent of assets and included no loans 90 days or more past due, $1,528,000 in nonaccrual loan and $13,000 in real estate owned.

United Community’s level of nonperforming assets was lower than its levels of classified assets. The Bank’s level of classified assets was 1.88 percent of assets at June 30, 2004, 1.29 percent at June 30, 2005, and 1.06 percent at September 30, 2005 (reference Exhibit 17). The Bank’s classified assets consisted of $2,969,000 in substandard assets, $7,000 classified as

Nonperforming Assets (cont.)

doubtful, and $421,000 classified as loss at September 30, 2005. The Bank had $75,000 classified as loss at June 30, 2004 and $280,000 classified as loss and $16,000 classified as doubtful in 2004 and $13,000 in 2005, with the balances of $4,234,000 and $3,976,000 classified as substandard, respectively.

Exhibit 18 shows United Community’s allowance for loan losses at June 30, 2001 through 2005, and at September 30, 2004 and 2005, indicating the activity and the resultant balances. United Community has witnessed a noticeable increase in its balance of allowance for loan losses from $1,091,000 at June 30, 2001, to $2,294,000 at September 30, 2005, in response to its increase in loans. The Bank had provisions for loan losses of $620,000 in fiscal 2003, $120,000 in fiscal 2004, $857,000 in 2005 and $30,000 in the three months ended September 30, 2004 and $30,000 in the three months ended September 30, 2005. The Bank had no provisions in 2001 and 2002.

The Bank had total charge-offs of $37,000 in 2001, $137,000 in 2002, $113,000 in fiscal 2003, $76,000 in 2004 and $176,000 in 2005 with total recoveries of $16,000 in 2001, $59,000 in 2002, $3,000 in 2003, $22,000 in 2004 and $35,000 in 2005. The Bank had charge-offs in the three months ended September 30, 2005, of $22,000, and recoveries of $20,000. The Bank’s ratio of allowance for loan losses to gross loans was 0.63 percent at June 30, 2001, and a higher 1.09 percent at September 30, 2005, due to higher provisions in 2003 and 2005. Allowance for loan losses to nonperforming assets was 65.69 percent at June 30, 2001, and a higher 148.86 percent at September 30, 2005.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, municipal bonds, equity securities, other investments and mortgage-backed securities. Exhibit 19 provides a summary of United Community’s investment portfolio at June 30, 2003, 2004, and 2005, and September 30, 2005, excluding FHLB stock. The exhibit also includes the Bank’s mortgage-backed securities at June 30, 2003, 2004 and 2005 and at September 30, 2005. Investment securities totaled $80.6 million at September 30, 2005, based on fair value, compared to $93.9 million at June 30, 2003. The Bank had $60.9 million in mortgage-backed securities at June 30, 2003, and a lesser $48.6 million at September 30, 2005, both of which are included in total investments.

The primary component of investment securities at September 30, 2005, was mortgage-backed securities, representing 60.5 percent of total investments, excluding FHLB stock, compared to a larger 65.4 percent at June 30, 2003. The Bank also had cash and interest-bearing deposits totaling $18.3 million at September 30, 2005, and a lesser $15.8 million at June 30, 2003. The Bank had $1,687,000 in FHLB stock at September 30, 2005. The weighted average yield on investment securities was 3.40 percent for the three months ended September 30, 2005, and a higher 4.71 percent yield on other interest-earning assets for the three months ended September 30, 2005.

DEPOSIT ACTIVITIES

The mix of deposits by amount at June 30, 2003, 2004 and 2005, and at September 30, 2005, is provided in Exhibit 20. There has been a moderate change in total deposits and in the deposit mix during this period. Total deposits have increased from $237.9 million at June 30, 2003, to $289.1 million at September 30, 2005, representing an increase of $51.2 million or 21.5 percent. Certificates of deposit have decreased from $124.6 million at June 30, 2003, to $104.6 million at September 30, 2005, representing a decrease of $20.0 million or 16.1 percent, while passbook savings, NOW and MMDA accounts have increased $71.3 million from $113.3 million at June 30, 2003, to $184.6 million at September 30, 2005 or 62.9 percent.

The Bank’s share of certificates of deposit witnessed a decrease, declining from a modestly lower 52.4 percent of deposits at June 30, 2003, to a lower 36.2 percent of deposits at September 30, 2005. The major component of certificates at September 30, 2005, had rates between 2.01 percent and 3.00 percent and represented 51.1 percent of certificates. At June 30, 2003, the major component of certificates was also the 2.01 percent to 3.00 percent category with a slightly larger 53.8 percent of certificates. The category witnessing the strongest growth in dollars from June 30, 2003, to September 30, 2005, was certificates with rates between 3.01 percent and 4.00 percent, which increased $8.0 million during this time period. The category witnessing the largest dollar decrease from June 30, 2003, to September 30, 2005, was certificates with rates between 2.01 percent and 3.00 percent, which declined $13.6 million.

Exhibit 21 also provides a breakdown of certificates by rate and maturity as of June 30, 2005. A strong 73.3 percent of the Bank’s certificates of deposit mature in one year or less. The second largest category of certificates based on maturity was certificates maturing in one to two years, which represented 14.6 percent of certificates. The largest category of certificates based on interest rate was certificates with rates from 2.01 percent to 3.00 percent, totaling $53.4 million, representing 51.1 percent of certificates.

Deposit Activity (cont.)

Exhibit 22 shows the Bank’s deposit activity for the three years ended June 30, 2003, 2004 and 2005 and for the three months ended September 30, 2004 and 2005. Including interest credited, United Community experienced net increases in deposits in fiscal years 2003 and 2005 and in the three months ended September 30, 2004 and net decreases in deposits in fiscal 2004 and in the three months ended September 30, 2005. In fiscal year 2003, there was a net increase in deposits of $31.1 million, and $71.4 million in 2005, with a net decrease in deposits of $10.0 million in 2004. In the three months ended September 30, 2004, there was a net increase in deposits of $11.6 million, resulting in a 5.1 percent increase in deposits, and in the three months ended September 30, 2005, there was a net decrease in deposits of $10.2 million or 3.4 percent.

BORROWINGS

United Community has made occasional use of FHLB advances in the years ended June 30, 2003, 2004 and 2005, but not in the three months ended September 30, 2004 or 2005. The Bank had total FHLB advances of only $328,000 at June 30, 2003, with a weighted cost of 3.48 percent with no balances outstanding at June 30, 2004 or 2005.

SUBSIDIARIES

United Community had only one active subsidiary at September 30, 2005, United Community Bank Financial Services, Inc. United Community Bank Financial Services’ primary purpose has been to receive commissions from the sale of nondeposit investments and insurance products.

OFFICE PROPERTIES

United Community had five offices at September 30, 2005, its home office located at 92 Walnut Street in Lawrenceburg with three additional branches in Lawrenceburg and a temporary branch in Aurora (reference Exhibit 24). United Community owns its home office and two branches and leases two branches. At September 30, 2005, the Bank’s net investment in its office premises, including real property acquired for future branch offices, totaled $5.3 million or 1.64 percent of assets, and the Bank’s total investment in fixed assets, based on depreciated cost was a similar $5.3 million or 1.64 percent of assets.

MANAGEMENT

The president and chief executive officer of United Community is William F. Ritzmann, who is also a director (reference Exhibit 25). Mr. Ritzmann has served as chief executive officer since the merger of Perpetual Federal and Progressive Federal in 1999. He served as director, president and managing officer of Progressive Federal for 23 years prior to the merger. Mr. Elmer G. McLaughlin is executive vice president, chief operating officer and director of United Community, positions he has held since the merger of Perpetual Federal and Progressive Federal. Prior to the merger, Mr. McLaughlin served as president of Perpetual Federal for nine years and then as executive vice president, head of operations and senior loan officer from 1978 until 1990. He served as a director of Perpetual Federal for 19 years. Vicki A. March is chief financial officer, treasurer, and senior vice president, positions she has held since 1999. Prior to that, Ms. March was treasurer for 19 years. James W. Kittle is senior vice president of lending and has held this position since 1980. William T. Bird has been senior vice president of investments since 1997 and of commercial lending since 2004. W. Michael McLaughlin has been senior vice president of operations since 1983. Michael McLaughlin is the brother of Elmer G. McLaughlin.

II.	DESCRIPTION OF PRIMARY MARKET AREA

United Community Bank’s market area encompasses all of Dearborn County, Indiana (“market area”) where the Bank’s four offices are located.

Exhibit 26 provides a summary of key demographic data and trends for Dearborn County, Indiana and the United States. From 1990 to 2000, population increased in the market area as well as in Indiana and the United States. The population increased by 18.7 percent in Dearborn County, increased by 9.7 percent in Indiana and by 13.2 percent in the United States. The population in 2005 again indicated an increase in population from 2000 to 2005 in the market area. The market area’s population level is estimated to have increased 6.6 percent from 2000 to 2005, compared to a 3.2 percent increase in Indiana and 6.1 percent in the United States. Future population projections indicate that population will continue to increase in the market area from 2005 through the year 2010. The market area’s population is projected to increase by 6.4 percent with the populations of Indiana and the United States projected to increase by 3.1 percent and 6.3 percent, respectively.

The market area witnessed an increase in households (families) of 23.9 percent from 1990 to 2000. During that same time period, the number of households increased in Indiana by 13.2 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2005 indicates an increase in the market area of 8.3 percent. Indiana also indicated an increase of 4.4 percent, lower than the United States’ increase of 6.6 percent. From 2005 through the year 2010, the market area’s households are projected to continue to increase by 7.2 percent, while the number of households are expected to increase by 3.7 percent in Indiana and by 6.5 percent in the United States.

In 1990, the per capita income in the market area was lower than the per capita income in Indiana and the United States. The market area had a 1990 per capita income of $12,542, while Indiana and the United States had 1990 per capita income levels of $13,149 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. The market area’s per capita income increased from 1990 to 2000 by 67.4 percent to $20,998. Per capita income

Description of Primary Market Area (cont.)

increased by 52.2 percent in Indiana to $20,010 and by 49.7 percent to $21,587 in the United States. From 2000 to 2005, per capita income continued to increase by 12.2 percent to $23,552 in the market area, by 17.7 percent to $23,558 in Indiana and by 21.5 percent to $26,228 in the United States.

The 1990 median household income of $31,398 in the market area was higher than the median household income in Indiana at $28,797 and the United States at $28,525. From 1990 to 2000, median household income increased in all areas, with the market area indicating a 51.9 percent increase to $47,692, compared to a 40.9 percent increase to $40,566 in Indiana and a 44.9 percent increase to $41,343 in the United States. From 2000 to 2005, median household income in the market area was estimated to have increased 12.1 percent to $53,458. Indiana’s median household income grew 15.7 percent to $46,935, and the United States’ median household income increase was 20.3 percent to $49,747 from 2000 to 2005. From 2005 to 2010, median household income is projected to increase by 10.3 percent in the market area, by 12.0 percent in Indiana and 17.4 percent in the United States. Based on those rates of increase, by 2010, median household income is expected to be $58,988 in the market area, $52,582 in Indiana, and $58,384 in the United States.

Exhibit 27 provides a summary of key housing data for the market area, Indiana and the United States. In 1990, the market area had a rate of owner-occupancy of 78.3 percent, higher than Indiana and the United States at 70.2 percent and 64.2 percent, respectively. As a result, the market area supported a lower rate of renter-occupied housing of 21.7 percent, compared to 29.8 percent for Indiana and 35.8 percent for the United States. In 2000, owner-occupied housing increased in all the areas to 78.6 percent, 71.4 percent and 66.2 percent in the market area, Indiana and the United States, respectively. Conversely, the renter-occupied rates decreased in all areas to levels of 21.4 percent, 28.6 and 33.8 percent in the market area, Indiana and the United States, respectively.

Description of Primary Market Area (cont.)

The market area’s 1990 median housing value was $59,800, higher than Indiana’s median housing value of $53,500 but lower than the United States’ median housing value of $79,098. The 1990 average median rent of the market area was $321, which was below the median rent of Indiana at $374 and the United States at an identical $374. In 2000, median housing values had increased in the market area, Indiana and the United States. The market area had a 2000 median housing value of $102,600 still higher than Indiana at $94,300 with the United States at $119,600. The 2000 median rent levels were $504, $521 and $602 in the market area, Indiana and the United States, respectively.

In 1990, the major source of employment for the market area by industry group, based on share of employment, was the services industry at 28.5 percent. The services industry was also responsible for the majority of employment in Indiana and the United States with 32.7 percent of jobs in Indiana and 34.0 percent in the United States (reference Exhibit 28). The manufacturing industry was the second major employer in the market area and Indiana at 25.4 percent and 25.1 percent, respectively. The wholesale/retail trade group was the second major employer with 27.5 percent in the United States. The wholesale/retail trade group was the third major overall employer in the market area at 22.4 percent as well as in Indiana, responsible for 21.4 percent of employment. The manufacturing group was the third major employer in the United States with 19.2 percent. The construction group, finance, insurance and real estate group, transportation/utilities group, and the agriculture/mining groups combined to provide 23.7 percent of employment in the market area, 20.8 percent of employment in Indiana and 19.3 percent in the United States.

In 2000, the services industry, manufacturing industry and wholesale/retail trade industry provided the first, second and third highest levels of employment, respectively, for the market area and Indiana, but not in the United States where the services industry, wholesale/retail trade and manufacturing industries provided the first, second and third highest levels of employment. The services industry accounted for 39.4 percent, 46.6 percent and 46.7 percent in the market

Description of Primary Market Area (cont.)

area, Indiana and the United States, respectively. The manufacturing industry provided for 20.8 percent, 22.9 percent and 14.1 percent in the same respective areas. The wholesale/retail trade group provided 14.5 percent, 15.2 percent and 15.3 percent of employment in the market area, Indiana and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Business	Number of Employees
Argosy Casino and Hotel	Riverboat Casino/Entertainment	2,024
Dearborn County Hospital	Medical Facility	768
Seagrams America	Spirits/Distillery	600
Sunman-Dearborn Community School	Education	515
Aurora Casket Company	Caskets, metal stamping	500
Wal-Mart Supercenter	Discount Retail	400
South Dearborn Community School Corporation	Education	369
Dearborn County	County Government	350
Anchor Glass	Glass containers and bottles	300
Lawrenceburg Community Schools	Education	220

Established in 1996, the Argosy Casino and Hotel is the county’s largest employer and the largest riverboat casino in Indiana. Dearborn County’s second largest employer is the Dearborn County Hospital, which is also one of the largest hospitals in the Greater Cincinnati region.

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in Dearborn County, Indiana and the United States in 2001 through September 2005. Dearborn County has been characterized by a stable unemployment rate compared to Indiana and the United States. In 2001, Dearborn County had an unemployment rate of 3.8 percent, compared to unemployment rates of 4.2 percent in Indiana and 4.8 percent in the United States. The market area’s unemployment rate increased in 2002 to 5.2 percent, compared to 5.2 percent in Indiana and 5.8 percent in the United States. In 2003, the market

Description of Primary Market Area (cont.)

area’s rate of unemployment remained at 5.2 percent. Indiana increased to 5.3 percent, and the United States increased to 6.0 percent. In 2004, the market area’s rate of unemployment remained at 5.2 percent compared to 5.2 percent in Indiana and 5.5 percent in the United States. Through September 2005, the market area had an increase in its unemployment rate. The market area’s unemployment rate increased to 5.4 percent, and the unemployment rates in Indiana and the United States decreased to 4.9 percent and 4.8 percent, respectively.

Exhibit 30 provides deposit data for banks and thrifts in Dearborn County. United Community Bank’s deposit base in the market area was $300.1 million or a 59.5 percent share of the $504.8 million total thrift deposits and a still significant 36.3 percent share of the total deposits, which were $827.7 million as of June 30, 2005. It is evident from the size of the thrift deposits and bank deposits that the market area has a moderately strong deposit base, with United Community Bank having a strong level of market penetration for thrift deposits and a moderate market penetration for total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2001 through the third quarter of 2005. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2001 and 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates have indicated constant increases in each quarter in 2005 and continuing at a stronger pace in 2005.

SUMMARY

To summarize, the market area represents an area with growing population and household trends during the 1990s and early 2000s. Such a pattern is projected to continue from 2005 through 2010. The market area displayed a lower per capita income but higher household income than Indiana. In 1990, the median rent level of the market area was lower than Indiana’s median rent. By 2000, the median rent level of the market area was still lower than Indiana’s

Description of Primary Market Area (cont.)

median rent. In 1990, the market area’s median housing value was higher than Indiana’s, and in 2000, the market area’s median housing value was again higher than Indiana’s median housing value and the United States. The market area has had similar unemployment rates when compared to Indiana, historically and currently exceeds Indiana’s unemployment rate. Finally, the market area is a competitive financial institution market dominated by banks with a total deposit base for banks and thrifts in the market area that is $827.7 million in deposits.

III.	COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the “comparable group”. This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation’s pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Indiana.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 219 publicly-traded, FDIC-insured thrifts in the United States (“all thrifts”), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 90 publicly-traded Midwest thrifts (“Midwest thrifts”) and the 25 publicly-traded thrifts in Indiana (“Indiana thrifts”), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between July 1, 2004, and November 14, 2005.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of United Community as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution’s operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of United Community’s basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
PFS Bancorp, Inc.	Indiana

Union Community Bancorp	Indiana

There are no pending merger/acquisition transactions involving thrift institutions in United Community’s city, county or market area as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly- traded companies. A further reason for the elimination of mutual holding companies as potential

Mutual Holding Companies (cont.)

comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 62 publicly-traded mutual holding companies as well between those 62 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 62 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
Cheviot Financial (MHC)	Ohio

First Federal Financial Services (MHC)	Illinois

Gouverneur Bancorp (MHC)	New York

Greater Delaware Valley (MHC)	Pennsylvania

Greene County Bancorp, Inc. (MHC)	New York

Jacksonville Bancorp, (MHC)	Illinois

Oneida Financial Corp. (MHC)	New York

Pathfinder Bancorp, Inc. (MHC)	New York

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the

Trading Exchange (cont.)

National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution’s stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 281 publicly-traded, FDIC-insured savings institutions, including the 62 mutual holding companies, 15 are traded on the New York Stock Exchange, 18 are traded on the American Stock Exchange, 149 are traded on NASDAQ. There were an additional 68 are traded over the counter and 31 institutions listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering (“IPO”) date, which must be at least four quarterly periods prior to the trading date of November 14, 2005, used in this update, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to September 30, 2004.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to United Community.

The geographic location parameter consists of Indiana and its surrounding states of Ohio, Kentucky, Illinois and Michigan, as well as the states of Arkansas, Iowa, Kansas, Kentucky, Louisiana, Minnesota, Missouri, North Dakota, Nebraska, New York, Oklahoma, Pennsylvania,

Geographic Location (cont.)

South Dakota, Tennessee, Texas Wisconsin and West Virginia for a total of twenty one states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The total asset size for any potential comparable group institution was $850 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to United Community, with assets of approximately $321 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 41 institutions considered as comparable group candidates after applying the general parameters, with the outlined institutions being those ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance

Summary (cont.)

Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1.	Cash and investments to assets

2.	Mortgage-backed securities to assets

3.	One- to four-family loans to assets

4.	Total net loans to assets

5.	Total net loans and mortgage-backed securities to assets

6.	Borrowed funds to assets

7.	Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from United Community with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from United Community. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution’s equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank’s ratio of cash and investments to asset, excluding mortgage-backed securities, was 15.4 percent at September 30, 2005, and reflects United Community’s share of investments similar to the national and regional averages of 13.6 percent and 13.3 percent, respectively. The Bank’s investments have consisted primarily of U.S. government and federal agency securities, supplemented by municipal securities and equity securities. For its four most recent fiscal years ended June 30, 2005, United Community’s average ratio of cash and investments to assets was a similar 15.9 percent, ranging from a high of 18.3 percent in 2001 to a low of 9.1 percent in 2004, with a flat trend during fiscal years 2001 to 2003 and a considerable decrease in fiscal year 2004. It should be noted that, for the purposes of comparable group selection, United Community’s $1.6 million balance of Federal Home Loan Bank stock at September 30, 2005, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is has been defined as 30.0 percent or less of assets, with a midpoint of 15.0 percent, similar to the Bank’s current and average ratios.

Mortgage-Backed Securities to Assets

At September 30, 2005, United Community’s ratio of mortgage-backed securities to assets was 15.1 percent, moderately higher than the national average of 10.8 percent and significantly higher than the regional average of 7.8 percent for publicly-traded thrifts. The Bank’s four most recent fiscal year average is a modestly lower 12.2 percent, still higher than industry averages, with a generally increasing trend.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment

Mortgage-Backed Securities to Assets (cont.)

vehicles, this parameter is also fairly broad at 20.0 percent or less of assets and a midpoint of 10.0 percent.

One- to Four-Family Loans to Assets

United Community’s lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, excluding construction loans, represented 38.3 percent of the Bank’s assets at September 30, 2005, which is lower than the national average of 49.6 percent. The parameter for this characteristic requires any comparable group institution to have from 15.0 percent to 60.0 percent of its assets in one- to four-family loans with a midpoint of 37.5 percent.

Total Net Loans to Assets

At September 30, 2005, United Community had a 64.1 percent ratio of total net loans to assets and a similar four fiscal year average of 67.2 percent, both being lower than the national average of 69.9 percent and the regional average of 73.0 percent for publicly-traded thrifts. The Bank’s ratio of total net loans to assets declined from 75.7 percent of total assets in fiscal year 2001 to 54.6 percent in 2002, increasing to 69.7 percent in fiscal year 2004 before decreasing to 60.6 percent in fiscal year 2005.

The parameter for the selection of the comparable group is from 40.0 percent to 90.0 percent with a midpoint of 65.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to United Community.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, United Community’s shares of mortgage-backed securities to assets and total net loans to assets were 15.1 percent and 64.1 percent, respectively, for a combined share of 79.2 percent. Recognizing the industry and regional ratios of 10.8 percent and 7.8 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 60.0 percent to 90.0 percent, with a midpoint of 75.0 percent.

Borrowed Funds to Assets

United Community was absent borrowed funds at September 30, 2005, and at June 30, 2005, and had minimal borrowed funds equal to less than 1 percent of total assets in fiscal years 2001, 2002 and 2003. The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds increased overall from 1997 through 2003 and then subsided in early 2004. The rise was due to the greater competition for deposits and lower cost funds, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. In 2002 and 2003, however, lower interest rates resulted in some moderation of borrowings by financial institutions, particularly among nonpublicly-traded institutions. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The parameter range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent, significantly lower than the respective national and regional averages of 34.1 percent and 25.8 percent.

Equity to Assets

United Community’s equity to assets ratio was 9.3 percent at September 30, 2005, 9.0 percent at June 30, 2005, 10.7 percent at June 30, 2004, 9.8 percent at June 30, 2003, 10.1 percent at June 30, 2002, and 10.2 percent at June 30, 2001, averaging 10.0 percent for the five fiscal years ended June 30, 2005. Although the Bank’s retained earnings increased in each of those five fiscal years and at September 30, 2005, for a total 48.1 percent increase from June 30, 2001, to September 30, 2005, decreasing unrealized gains and increasing assets resulted in a generally flat ratio of equity to assets during that period. After conversion, based on the midpoint value of $64.0 million and a 43.1 percent minority public offering of $27.5 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, its equity is projected to stabilize within the range of 12 percent to 13 percent of assets, with the Corporation within the range of 15 percent to 16 percent of assets.

Based on those equity ratios, we have defined the equity ratio parameter to be 7.0 percent to 15.0 percent with a midpoint ratio of 11.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of United Community’s earnings performance and the basis for such performance both historically and during the four quarters ended September 30, 2005. The primary performance indicator is the Bank’s core return on average assets (ROAA). The second performance indicator is the Bank’s core return on average equity (ROAE). To measure the Bank’s ability to generate net interest income, we have used net interest margin. The supplemental source of income for United Community is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank’s ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types

Introduction (cont.)

of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is core ROAA. For the twelve months ended September 30, 2005, United Community’s core ROAA was 0.73 percent based on core earnings after taxes of $2,149,000, as detailed in Item I of this report. The Bank’s net ROAA in its most recent five fiscal years of 2001 to 2005, was 0.91 percent, 0.90 percent, 1.12 percent, 0.82 percent and 0.75 percent, respectively, with a five fiscal year average ROAA of 0.90 percent.

Considering the historical and current earnings performance of United Community, the range for the ROAA parameter based on core income has been defined as 0.50 percent to a high of 1.20 percent with a midpoint of 0.85 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank’s position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

Prior to conversion, United Community’s core ROAE for the twelve months ended September 30, 2005, was 7.33 percent based on core income. In its most recent five fiscal years,

Return on Average Equity (cont.)

the Bank’s average net ROAE was 8.95 percent, from a low of 7.02 percent in 2003 to a high of 11.42 percent in 2003.

The parameter range for ROAE for the comparable group, based on core income, is from 2.0 percent to 15.0 percent with a midpoint of 8.5 percent.

Net Interest Margin

United Community had a net interest margin of 3.11 percent for the twelve months ended September 30, 2005, representing net interest income as a percentage of average interest-earning assets. The Bank’s net interest margin in its five fiscal years of 2001 through 2005 was 3.42 percent, 3.54 percent, 3.31 percent, 3.35 percent and 3.44 percent, respectively, averaging 3.41 percent and indicating a generally flat trend since June 30, 2001.

The parameter range for the selection of the comparable group is from a low of 2.50 percent to a high of 4.00 percent with a midpoint of 3.25 percent.

Operating Expenses to Assets

For the twelve months ended September 30, 2005, United Community had a 2.38 percent ratio of operating expense to average assets. In its five most recent fiscal years of 2001 to 2005, the Bank’s expense ratio averaged 2.35 percent, from a low of 3.20 percent in fiscal year 2001 to a high of 2.55 percent in fiscal year 2005, indicating a mildly increasing trend.

The operating expense to assets parameter for the selection of the comparable group is from a low of 1.75 percent to a high of 3.00 percent with a midpoint of 2.38 percent.

Noninterest Income to Assets

Compared to publicly-traded thrifts, United Community has historically experienced a lower than average dependence on noninterest income as a source of additional income. The Bank’s ratio of noninterest income to average assets was 0.57 percent for the twelve months ended September 30, 2005. For its most recent five fiscal years ended June 30, 2001, through 2005, United Community’s ratio of noninterest income to average assets was 0.36 percent, 0.50 percent, 1.17 percent, 0.52 percent and 0.58 percent, respectively, for an average of 0.63 percent.

The range for this parameter for the selection of the comparable group is 1.35 percent of average assets or less, with a midpoint of 0.68 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of United Community. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

United Community’s ratio of nonperforming assets to assets was 0.48 percent at September 30, 2005, which was significantly lower than the national average of 0.67 percent for publicly-traded thrift and the higher average of 1.16 percent for Midwest thrifts. The Bank’s ratio of nonperforming assets to total assets averaged 0.69 for its most recent five fiscal years

Nonperforming Assets to Total Assets (cont.)

ended June 30, 2005, from a high of 1.13 percent in fiscal year 2001 to a low of 0.45 percent in fiscal year 2003.

The comparable group parameter for nonperforming assets is 1.25 percent or less of total assets, with a midpoint of 0.63 percent.

Repossessed Assets to Assets

United Community had repossessed assets of $12,500 at September 30, 2005, representing a ratio to total assets of less than 0.01 percent, following ratios of repossessed assets to total assets of 0.03 percent and 0.02 percent at June 30, 2004, and June 30, 2005, respectively. National and regional averages were 0.10 percent and 0.14 percent, respectively, for publicly-traded thrift institutions at September 30, 2005.

The range for the repossessed assets to total assets parameter is 0.25 percent of assets or less with a midpoint of 0.13 percent.

Loans Loss Reserves to Assets

United Community had an allowance for loan losses of $2,294,000, representing a loan loss allowance to total assets ratio of 0.71 percent at September 30, 2005, which was higher than its 0.68 percent ratio at June 30, 2005, and its 0.60 percent ratio at June 30, 2004.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.35 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $136.7 million to $841.1 million with an average asset size of $449.4 million and have an average of 9.6 offices per institution. One of the comparable group institutions was converted in 1987, one in 1994, one in 1995, three in 1996, one in 1997, two in 1998 and one in 1999. Five of the comparable group institutions are in Indiana and all ten are traded on NASDAQ.

The comparable group institutions as a unit have a ratio of equity to assets of 10.3 percent, which is 22.0 percent higher than all publicly-traded thrift institutions in the United States but 2.6 percent lower than the average of the 25 publicly-traded thrift institutions in Indiana; and for the most recent four quarters indicated a core return on average assets of 0.84 percent, lower than all publicly-traded thrifts at 1.04 percent and higher than the publicly-traded Indiana thrifts at 0.54 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of United Community to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Indiana thrifts, as well as to the ten institutions constituting United Community’s comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 43 and 44, at September 30, 2005, United Community’s total equity of 9.26 percent of assets was modestly lower than the comparable group at 10.25 percent, all thrifts at 10.16 percent, Midwest thrifts at 10.29 percent and Indiana thrifts at 10.52 percent. The Bank had a 64.12 percent share of net loans in its asset mix, lower than the comparable group at 77.92 percent, all thrifts at 70.63 percent, Midwest thrifts at 73.67 percent and Indiana thrifts at 74.54 percent. United Community’s share of net loans, lower than industry averages, is primarily the result of its higher 15.38 percent share of cash and investments and its higher 15.12 percent share of mortgage-backed securities. The comparable group had a lower 11.96 percent share of cash and investments and a considerably lower 3.58 percent share of mortgage-backed securities. All thrifts had 10.78 percent of assets in mortgage-backed securities and 13.64 percent in cash and investments. United Community’s 89.99 percent share of deposits was significantly higher than the comparable group and higher than all thrifts, Midwest thrifts and Indiana thrifts, reflecting the Bank’s absence of borrowed funds. As ratios to assets, the comparable group had deposits of 70.44 percent and borrowings of 18.39 percent. All thrifts averaged a 55.63 percent share of deposits and 34.13 percent of borrowed funds, while Midwest thrifts had a 63.14 percent share of deposits and a 25.80 percent share of borrowed funds. Indiana thrifts averaged a 70.07 percent share of deposits and an 17.65 percent share of borrowed funds. United Community had a nominal $263,000 balance of intangible assets in the form of mortgage servicing representing 0.08 percent of assets at September 30, 2005, compared to 0.77 percent for the comparable group, 0.80 percent for all thrifts, 0.54 percent for Midwest thrifts and 0.46 percent for Indiana thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45, 46 and 47 and provide a synopsis of key sources of income and key expense items for United Community in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended September 30, 2005, United Community had a yield on average interest-earning assets lower than the comparable group, all thrifts and Midwest thrifts and Indiana thrifts. The Bank’s yield on interest-earning assets was 5.01 percent compared to the comparable group at 5.63 percent, all thrifts at 5.49 percent, Midwest thrifts at 5.51 percent and Indiana thrifts at 5.62 percent.

The Bank’s cost of funds for the twelve months ended September 30, 2005, was lower than the comparable group, all thrifts, Midwest thrifts and Indiana thrifts. United Community had an average cost of interest-bearing liabilities of 2.06 percent compared to 2.60 percent for the comparable group, 2.43 percent for all thrifts, 2.54 percent for Midwest thrifts and 2.64 percent for Indiana thrifts. The Bank’s lower yield on interest-earning assets and lower interest cost resulted in a net interest spread of 2.95 percent, which was slightly lower than the comparable group at 3.03 percent and all thrifts at 3.06 percent, and similar to Midwest thrifts at 2.97 percent and Indiana thrifts at 2.98 percent. United Community generated a net interest margin of 3.11 percent for the twelve months ended September 30, 2005, based on its ratio of net interest income to average interest-earning assets, which was lower than the comparable group ratio of 3.26 percent. All thrifts averaged a higher 3.25 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.20 percent; and Indiana thrifts averaged 3.19 percent.

United Community’s major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Bank benefitted from gains of $346,000 on the sale of investments and loans during the twelve months ended September 30, 2005, equal to 0.12 percent of average assets. The comparable group indicated a gain on sale of a much lower 0.01

Analysis of Financial Performance (cont.)

percent of average assets, with all thrifts at 0.32 percent, Midwest thrifts at 1.29 percent and Indiana thrifts at 0.23 percent.

Including the gains indicated above, the Bank’s total noninterest income was $1,696,000 or 0.57 percent of average assets for the twelve months ended September 30, 2005. Such a ratio of noninterest income to average assets was similar to the comparable group at 0.61 percent, but lower than all thrifts at 1.25 percent, Midwest thrifts at 0.90 percent and Indiana thrifts at 0.71 percent. Absent the $228,000 of the Bank’s gain on the sale of investments or 0.08 percent of average assets considered to be nonrecurring in the calculation of core earnings, the Bank’s noninterest income was 0.49 percent for the twelve months ended September 30, 2005, moderately lower than the comparable group at 0.61 percent. For the twelve months ended September 30, 2005, United Community’s operating expense ratio was 2.38 percent of average assets, virtually identical to the comparable group at 2.39 percent, higher than all thrifts at 2.09 percent and Midwest thrifts at 2.32 percent, but lower than Indiana thrifts at 2.69 percent.

The overall impact of United Community’s income and expense ratios is reflected in the Bank’s net income and return on assets. For the twelve months ended September 30, 2005, the Bank had a net ROAA of 0.70 percent and a core ROAA of 0.73 percent. For its most recent four quarters, the comparable group had a higher net ROAA of 0.83 percent and a higher core ROAA of 0.84 percent. All publicly-traded thrifts averaged a higher net ROAA of 1.05 percent and a similar 1.04 percent core ROAA, with Midwest thrifts a 0.72 percent net ROAA and a 0.77 percent core ROAA. The twelve month net ROAA for the 25 Indiana thrifts was 0.46 percent, with a core ROAA of 0.52 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of United Community with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to charge-offs, the balance of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses. The earnings performance analysis was based on the Bank’s respective net and core earnings for the twelve months ended September 30, 2005, with comparisons to the core earnings of the comparable group, all thrifts and other geographical subdivisions.

As discussed earlier, the Bank has historically focused on increasing its assets, loans and deposits, strengthening net income, controlling operating expenses, attaining and maintaining a low balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs. Historically, the Bank has closely monitored its yields and costs, resulting in a net

Earnings Performance (cont.)

interest margin, which has been generally in line with and occasionally higher than industry averages since 2000, although the trend has been declining; however, its 3.11 percent net interest margin for the twelve months ended September 30, 2005, was lower than the industry average of 3.25 percent and the comparable group average of 3.26 percent. During its past five fiscal years, United Community’s ratio of interest expense to average assets has increased modestly from 2.20 percent in fiscal year 2001, which was similar to industry averages, to 2.46 percent in fiscal year 2005. The Bank’s ratio of 2.38 percent for the twelve months ended September 30, 2005, was higher than the average of 2.09 percent for publicly-traded thrifts, but virtually identical to the comparable group at 2.39 percent. Following reorganization, the Bank will endeavor to control its operating expenses, increase its net interest margin, increase its noninterest income, strengthen its net income and its lower return on assets, maintain its lower balance of nonperforming and classified assets, and closely monitor its interest rate risk.

The Bank was an active originator of both mortgage and non-mortgage loans in fiscal years 2003, 2004 and 2005. Total loan originations in fiscal year 2004 were similar to fiscal year 2003, but net loan growth in 2004 was a positive $34.6 million, compared to net shrinkage of $14.9 million in 2003 due to a larger than average volume of principal repayment and loan sales. Net loan originations were moderately lower in fiscal year 2005 compared to 2004, related to lower loan originations, only partially offset by lower principal repayments and loan sales. For the twelve months ended September 30, 2005, the Bank’s loan originations were modestly lower than in fiscal year 2005 and its loan repayments and sales were similar to fiscal year 2005, resulting in modestly lower net loan growth of $18.6 million, compared to $22.9 million in fiscal year 2005. Loan sales were a strong $27.6 million in fiscal year 2003, decreasing to $4.2 million and $1.9 million in fiscal years 2004 and 2005, respectively, and $2.5 million for the twelve months ended September 30, 2005. United Community’s volume of loan originations was $93.1 million in fiscal year 2003, $94.7 million in fiscal year 2004, $76.7 million in fiscal year 2005 and $71.8 million during the twelve months ended September 30, 2005. In all four twelve month periods, the predominant component of the Bank’s loan originations was real estate mortgage loans, with one- to four-family residential mortgage loans constituting the largest share of that

Earnings Performance (cont.)

component. From June 30, 2001, to September 30, 2005, all categories of loans, with the exception of one- to four-family residential real estate loans, increased their balances. Nonresidential real estate and land loans indicated the greatest dollar increase of $34.9 million or 143.5 percent, followed by multi-family loans which increased by $10.5 million or 380.7 percent. One- to four-family residential real estate loans decreased by a modest $5.4 million or 4.3 percent from June 30, 2001, to September 30, 2005. Other individual increases were construction loans at $2.4 million or 121.6 percent, commercial business loans at $1.6 million or 72.5 percent and consumer loans at $290,000 or 4.9 percent. Overall, the Bank’s lending activities resulted in total loan growth of $44.3 million or 26.8 percent and net loan growth of $43.9 million or 27.1 percent or $5.1 million from June 30, 2001, to September 30, 2005. Loan growth of $4.3 million or 2.1 percent during the three months ended September 30, 2005, represents annualized growth of $17.2 million or 8.4 percent, indicating the continuation of the Bank’s declining trend in loan growth since fiscal year 2004. At September 30, 2005, the Bank’s 22.2 percent ratio of high risk real estate loans to assets was similar to the comparable group at 23.5 percent, all thrifts at 23.53 percent and Midwest thrifts at 22.4 percent.

For the twelve months ended September 30, 2005, mortgage loans, including land loans and construction loans, represented 91.8 percent of loan originations, while commercial business loans and consumer loans represented 2.8 percent and 5.4 percent, respectively. In comparison, during fiscal year 2005, mortgage loans, commercial business loans and consumer loans represented 93.1 percent, 2.5 percent and 4.4 percent, respectively, of total loan originations indicating a generally constant shares of originations in fiscal year 2005 and twelve months ended September 30, 2005.

The impact of United Community’s primary lending efforts has been to generate a yield on average interest-earning assets of 5.01 percent for the twelve months ended September 30, 2005, compared to a higher 5.63 percent for the comparable group, 5.49 percent for all thrifts and 5.51 percent for Midwest thrifts. The Bank’s ratio of interest income to average assets was 4.88 percent for the twelve months ended September 30, 2005, lower than the comparable group at

Earnings Performance (cont.)

5.32 percent, all thrifts at 4.83 percent and Midwest thrifts at 5.14 percent, reflecting the Bank’s larger shares of investments and mortgage-backed securities.

United Community’s 2.06 percent cost of interest-bearing liabilities for the twelve months ended September 30, 2005, was lower than the comparable group at 2.60 percent, all thrifts at 2.43, Midwest thrifts at 2.54 percent and Indiana thrifts at 2.64 percent. The Bank’s resulting net interest spread of 2.95 percent for the twelve months ended September 30, 2005, was lower than the comparable group at 3.03 percent, all thrifts at 3.06 percent and Midwest thrifts at 2.97 percent. The Bank’s net interest margin of 3.11 percent, based on average interest-earning assets for the fiscal year ended September 30, 2005, was lower than the comparable group at 3.26 percent, all thrifts at 3.25 percent, Midwest thrifts at 3.20 percent and Indiana thrifts at 3.19 percent.

The Bank’s ratio of noninterest income to average assets was 0.57 percent for the year ended September 30, 2005, which was slightly lower than the comparable group at 0.61 percent, but significantly lower than all thrifts at 1.25 percent and Midwest thrifts at 0.90 percent.

The Bank’s operating expenses were virtually identical to the comparable group, but higher than all thrifts and Midwest thrifts. For the twelve months ended September 30, 2005, United Community had an operating expenses to assets ratio of 2.38 percent compared to 2.39 percent for the comparable group, 2.09 percent for all thrifts and 2.32 percent for Midwest thrifts. United Community had a very slightly less favorable 66.1 percent efficiency ratio for the twelve months ended September 30, 2005, compared to the comparable group with an efficiency ratio of 64.4 percent. The efficiency ratio for all thrifts was an identical 66.1 percent for the twelve months ended September 30, 2005.

For the twelve months ended September 30, 2005, United Community generated a lower ratio of noninterest income, a similar ratio of noninterest expenses and lower net interest margin relative to its comparable group. The Bank had a 0.29 percent provision for loan losses during

Earnings Performance (cont.)

the year ended September 30, 2005, compared to the comparable group at 0.11 percent of assets, all thrifts at 0.08 percent and Midwest thrifts at 0.15 percent. The Bank’s provision for loan losses during the twelve months ended September 30, 2005, added to the Bank’s ratio of allowance for loan losses to total loans, which was higher than the comparable group and also higher than all thrifts. The Bank’s 148.9 percent ratio of reserves to nonperforming assets was higher than the comparable group at 135.5 percent but lower than all thrifts at 208.4 percent.

As a result of its operations, the Bank’s net and core income were moderately lower than the comparable group for the twelve months ended September 30, 2005. Based on net earnings, the Bank had a return on average assets of 0.70 percent for the twelve months ended September 30, 2005, and a return on average assets of 0.75 percent and 0.82 in fiscal years 2005 and 2004, respectively. The Bank’s core return on average assets was a nominally higher 0.73 percent for the twelve months ended September 30, 2005, as detailed in Exhibit 7. For their most recent four quarters, the comparable group had a higher net ROAA of 0.83 percent and a higher core ROAA of 0.84 percent, while all thrifts indicated a higher net and core ROAA of 1.05 percent and 1.04 percent, respectively. Midwest thrifts indicated a net ROAA of 0.72 percent and a core ROAA of 0.77 percent for the twelve months ended September 30, 2005.

Following its reorganization, United Community’s earnings will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses, its asset quality, its future needs for provisions for loan losses and the continuation of lower nonperforming assets as experienced during its most recent four quarters. With the exception of fiscal year 2003, when refinancing and loan sales were atypically high, the Bank’s ratio of noninterest income to average assets has remained generally constant during its past five fiscal years and for the twelve months ended September 30, 2005, although during the twelve months ended September 30, 2005, approximately 20 percent of that noninterest income consisted of a nonrecurring gain on the sale of securities. Overhead expenses indicated modest increases during those five fiscal years. The Bank’s net interest margin, lower than the comparable group, has been the result of its lower yield on assets,

Earnings Performance (cont.)

partially offset by a lower cost of funds. The impact of this trend has been a generally flat net interest margin since June 30, 2001.

In recognition of the foregoing earnings related factors, considering United Community’s historical and current performance measures, a modest downward adjustment has been made to the Corporation’s pro forma market value for earnings performance.

MARKET AREA

United Community’s primary market area for retail deposits and loans consists of Dearborn County, Indiana, including the city of Lawrenceburg. As discussed in Section II, from 1990 to 2000 and from 2000 to 2005, Dearborn County experienced larger increases in population and households than did the comparable group markets, Indiana and the United States. The unemployment rate in Dearborn County, however, increased from 3.8 percent in 2001, which was lower than in Indiana and the United States, to 5.4 percent through September, 2005, which was higher than Indiana at 4.9 percent and the United States at 4.8 percent. Per capita income and median household income in Dearborn’s market area have historically been and remain generally similar to state and national averages and modestly lower than the comparable group. From 2000 to 2005, the per capita income and median household income in Dearborn County increased by 12.2 percent and 12.1 percent, indicating proportionately smaller increases than in Indiana or the United States, reflecting the market area’s increasing unemployment rate. The median housing value in the Association’s market area is 27.9 percent higher than Indiana, moderately higher than the comparable group and less than 1 percent higher than the United States.

The Bank’s market area is both suburban and rural, with the services sector representing the primary source of employment, followed distantly by the manufacturing and wholesale/retail sectors. The level of financial competition United Community’s market area is strong, with a

Market Area (cont.)

total combined market deposit base for banks and thrifts of $827.7 million in 22 branches. Four savings associations hold a majority of deposits and United Community has the largest market share of deposits in the county at 36.3 percent as of June 30, 2005.

The Association experienced net deposit increases in fiscal years 2003 and 2005, and decreases in fiscal year 2004 and at from June 30, 2005, to September 30, 2005. Most of the volatility of the Bank’s deposits relate to changes in balances of municipal deposits, with certificates of deposit and passbook accounts decreasing since fiscal year 2002.

In recognition of the foregoing factors, including deposit potential in a modestly growing deposit base, we believe that no adjustment is warranted for the Bank’s market area.

FINANCIAL CONDITION

The financial condition of United Community is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank’s ratio of total equity to total assets was 9.26 percent at September 30, 2005, which was modestly lower than the comparable group at 10.25 percent, all thrifts at 10.16 percent and Midwest thrifts at 10.29 percent. With the minority offering completed at the midpoint of the valuation range, the Corporation’s pro forma equity to assets ratio will increase to between 15 percent and 16 percent and the Bank’s pro forma equity to assets ratio will increase to between 12 percent and 13 percent.

The Bank’s mix of assets and liabilities indicates both similarities to and variations from its comparable group. United Community had a moderately lower 64.1 percent ratio of net loans to total assets at September 30, 2005, compared to the comparable group at 77.9 percent. All thrifts indicated a lower 70.6 percent, as did Midwest thrifts at 73.7 percent. The Bank’s 15.4

Financial Condition (cont.)

percent share of cash and investments was higher than the comparable group at 12.0 percent, while all thrifts were at 13.6 percent and Midwest thrifts were at 13.3 percent. United Community’s 15.1 percent ratio of mortgage-backed securities to total assets was significantly higher than the comparable group at 3.6 percent and considerably higher than all thrifts at 10.8 percent.

The Bank’s 90.0 percent ratio of deposits to total assets was significantly higher than the comparable group at 70.4 percent, higher than all thrifts at 55.6 percent and higher than Midwest thrifts at 63.1 percent. United Community’s high ratio of deposits resulted in its absence of borrowed funds, compared to the comparable group at 18.4 percent of total assets, with all thrifts at 34.1 percent and Midwest thrifts at 25.8 percent. It should be noted that since fiscal year 2004, the Bank significantly increased its municipal deposits. In fiscal year 2004, however, total deposits decreased by $10.0 million or 4.2 percent, with certificates of deposit decreasing by $9.2 million or 7.4 percent. Due primarily to municipal deposit withdrawals, during the quarter ended September 30, 2005, deposits decreased by $10.2 million or 3.4 percent from $299.4 million to $289.1 million. During fiscal year 2005, United Community’s deposits increased by 71.4 million or 31.3 percent from $227.9 million to $299.4 million, primarily as a result of increases in municipal deposits, which offset a $10.8 million or 9.3 percent decrease in certificates of deposit. Absent its balances of municipal deposits, which are considered volatile as opposed to core deposits from individual and business depositors in the Bank’s market area, it is likely that United Community’s deposit base would have indicated only a mildly fluctuating trend since fiscal year 2001.

United Community had nominal balances of intangible assets and repossessed real estate at September 30, 2005. The Bank had intangible assets, consisting of mortgage servicing rights, of $263,000 or 0.08 percent of assets and repossessed real estate of $12,500 or less than 0.01 percent of assets at September 30, 2995, compared to ratios of 0.77 percent and 0.09 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.80 percent and real estate owned of 0.10 percent.

Financial Condition (cont.)

The financial condition of United Community is strengthened by its lower than average balance of nonperforming assets of $1.5 million or 0.48 percent of total assets at September 30, 2005, compared to a higher 0.66 percent for the comparable group, 0.67 percent for all thrifts and 1.16 percent for Midwest thrifts. In recent years, with the exception of fiscal year 2001, the Bank’s ratio of nonperforming assets to total assets has been lower than industry averages. The Bank’s ratio of nonperforming assets to total assets was 0.47 percent at June 30, 2005, 0.53 percent at June 30, 2004, 0.33 percent at June 30, 2003, 0.41 percent at June 30, 2002, and 0.75 percent at June 30, 2001.

The Bank had a 22.2 percent share of high risk real estate loans, compared to a similar 23.5 percent for the both the comparable group and all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At September 30, 2005, United Community had $2,294,000 of allowances for loan losses, which represented 0.71 percent of assets and 1.09 percent of total loans. The comparable group indicated lower allowances equal to 0.58 percent of assets and 0.75 percent of total loans, while all thrifts had allowances that averaged a higher 0.62 percent of assets and a higher 0.88 percent of total loans. Also of importance is an institution’s ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. United Community’s $2,294,000 of allowances for loan losses, represented 148.9 percent of nonperforming assets at September 30, 2005, compared to the comparable group’s 135.6 percent, with all thrifts at a higher 208.4 percent and Midwest thrifts at a lower 111.6 percent. United Community’s ratio of net charge-offs to average total loans was 0.03 percent for the twelve months ended September 30, 2005, compared to a higher 0.13 percent for the comparable group, 0.16 percent for all thrifts and 0.27 percent for Midwest thrifts. For the twelve months ended September 30, 2005, the Bank had a 1,530.4 percent ratio of provisions for loan losses to net charge-offs, reflecting its maintenance of a somewhat higher than average ratio of reserves to loans, a higher provision for loan losses and a lower level of net charge-offs in the recent period.

Financial Condition (cont.)

The comparable group had a ratio of provision for loan losses to net charge-offs of 106.1 percent, with all thrifts at 149.2 percent and Midwest thrifts at 148.4 percent.

United Community has a minimal level of interest rate risk. The change in the Bank’s NPV at September 30, 2005, reflecting the most current information available, based on a rise in interest rates of 100 basis points was a 7.0 percent decrease, representing a dollar decrease in equity value of $3,228,000. The Bank’s exposure increases to a 16.0 percent NPV decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $6,935,000. The Bank’s post shock NPV ratio at September 30, 2005, assuming a 200 basis point rise in interest rates was 11.0 percent and indicated a 180 basis point decrease from its 12.8 percent based on no change in interest rates.

Compared to the comparable group, with particular attention to the Bank’s asset and liability mix, asset quality and interest rate risk, we believe that, on balance, no adjustment is warranted for United Community’s current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent five calendar years, United Community has been characterized by significantly lower rates of growth in assets, loans and deposits relative to its comparable group. The Bank’s average annual asset growth rate from 2000 to 2004, was 5.7 percent, compared to a higher 9.5 percent for the comparable group, a higher 11.9 percent for all thrifts, and a higher 8.4 percent for Midwest thrifts. The Bank’s lower asset growth rate is reflective primarily of its lower than average rate of increase in deposits during that five year period combined with a declining earnings trend lower than industry averages. United Community’s loan portfolio indicates an average annual increase of 4.6 percent from 2000 to 2004, compared to average growth rates of 11.7 percent for the comparable group, 12.1 percent for all thrifts and 8.3 percent for Midwest thrifts.

Asset, Loan and Deposit Growth (cont.)

United Community’s deposits indicate an average annual increase of 5.6 percent from 2000 to 2004. Annual deposit growth was from a low of (6.6) percent in 2004 to a high of 12.1 percent in 2002, compared to average growth rates of 9.8 percent for the comparable group, 11.5 percent for all thrifts and 8.0 percent for Midwest thrifts. Although the Bank experienced an increase in deposits of $81.6 million or 37.4 percent from December 31, 2004, to June 30, 2005, that increase consisted primarily of municipal deposits rather than core deposits. Municipal deposits are considered to be volatile and have been discounted considerably in our analysis of United Community’s normalized deposit base and trends. During the quarter ended September 30, 2005, the Bank’s total deposits decreased $10.2 million or 3.4 percent primarily as a result of municipal deposit withdrawals. It should be further noted that certificates of deposit, a primary component of core deposits, decreased by $20.0 million or 16.1 percent from June 30, 2003, to September 30, 2005. The Bank was absent borrowed funds at September 30, 2005, compared to the comparable group at 18.4 percent and was also absent borrowed funds at June 30, 2005. The Bank’s historically lower ratios of borrowed funds to assets were 2.2 percent, 2.6 percent and 1.2 percent at June 30, 2001, 2002 and 2003, respectively. United Community’s levels of borrowed funds in recent years reflect and confirms its smaller loan growth and funding needs.

In spite of its strong deposit market share in Dearborn County, considering the demographics, competition and deposit base trends in its market area, the Bank’s ability to increase its asset, loan and deposit bases in the future is primarily dependent on its being able to increase its market share in a relatively growth market by competitively pricing its loan and savings products, maintaining a high quality of service to its customers and strengthening its loan origination and participation activity. Related to the emergence of the gaming industry in Dearborn County, United Community’s primary market area experienced increases in population and households between 1990 and 2004 that exceeded Indiana and the United States, but those trends and differentials moderated somewhat from 2000 to 2005 and that moderation is projected to continue. The Bank’s primary market area also indicates 2000 per capita income similar to Indiana and lower than the United States and median household income only 13.9 percent higher

Asset, Loan and Deposit Growth (cont.)

than Indiana and 7.5 percent higher than the United States. In 2000, median housing values in Dearborn County were higher than Indiana and very similar to the United States, although median rents were lower than in either Indiana or the United States.

Notwithstanding the proceeds of the contemplated minority offering, the Bank’s primary focus of its operations in Dearborn County could somewhat inhibit the Bank’s potential for increased rates of asset, loan and deposit. The total deposit base in Dearborn County grew by a very modest 5.0 percent from June 30, 2003, to June 30, 2004, and by a smaller 4.0 percent from June 30, 2004, to June 30, 2005; and during that period, the number of financial institution offices in Dearborn County decreased by one. Since June 30, 2003, United Community’s deposit market share in Dearborn County increased from 31.4 percent to 36.3 percent due, primarily, to its greatly increased balance of municipal deposits. Net of those deposits, the Bank’s market share would have indicated a decrease.

Based on the foregoing factors, we have concluded that a downward adjustment to the Corporation’s pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay an initial cash dividend on its common stock. The future payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Each of the ten institutions in the comparable group paid cash dividends during the year ended September 30, 2005, for an average dividend yield of 3.27 percent and an average payout ratio of 66.75 percent. During that twelve month period, the average dividend yield was 2.67 percent and the average payout ratio was 69.56 for the 25 Indiana thrifts; and the average dividend was 2.07 percent and the average payout ratio was 50.78 percent for all thrifts.

Dividend Payments (cont.)

In our opinion, no adjustment to the pro forma market value of the Corporation is warranted related to dividend payments.

SUBSCRIPTION INTEREST

In 2003 and 2004, investors’ interest in new issues was generally positive and subscription levels were somewhat volatile but overall favorable, with a few issues having received a less than strong reaction from the marketplace. To date in 2005, however, subscription levels have indicated some weakness and certain thrift offerings have been extended to the community and/or broker/dealer wholesale and retail syndication, having not generated sufficient depositor subscription response to attain the minimum threshold. Such subscription weakness has occurred primarily in initial mutual holding company offerings and second stage conversions of both large and smaller institutions. The selective and conservative reaction of IPO investors appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry.

United Community will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $4.8 million or 17.4 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 3.92 percent of the total shares issued in the current offering, including the shares issued to United Community MHC. Additionally, the Prospectus restricts to 65,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person.

The Bank has secured the services of Keefe, Bruyette & Woods, Inc. to assist in the marketing and sale of the conversion stock.

Subscription Interest (cont.)

Based on the size of the offering, recent market movement and current market conditions, historical local market interest, the terms of the offering and recent subscription levels for initial mutual holding company offerings, we believe that a downward adjustment is warranted for the Bank’s anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Keefe, Bruyette & Woods, Inc. It is anticipated that the stock of the Corporation will be quoted on the Nasdaq National Market.

The Bank’s total public offering is considerably smaller in size than the average market value of the comparable group. The comparable group has an average market value of $51.1 million for the stock outstanding compared to a midpoint public offering of $27.6 million for the Corporation, less offering expenses, the ESOP and the estimated 480,000 shares to be purchased by officers and directors. The Corporation’s public market capitalization will be approximately $22.0 million or 43.8 percent the size of the public market capitalization of the comparable group. Of the ten institutions in the comparable group, all trade on Nasdaq with those ten institutions indicating an average daily trading volume of 1,422 shares during the last four quarters.

In further examining and analyzing the market for publicly-traded thrift stocks, we compared various characteristics of the 61 mutual holding companies with the 219 stock companies. Our findings indicate that while the mutual holding companies average approximately 50 percent of the capitalization and shares outstanding of the fully converted stock companies, the average daily trading volume of stock companies was 92,587 shares during the past twelve months, while mutual holding companies indicated a much lower average daily volume of 12,153 shares, only 13.1 percent of the stock companies’ daily volume.

Liquidity of the Stock (cont.)

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation’s pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of United Community is William F. Ritzmann, who is also a director. Mr. Ritzmann has served as chief executive officer since the merger of Perpetual Federal and Progressive Federal in 1999, serving as a director, president and managing officer of Progressive Federal for 23 years prior to the merger. Elmer G. McLaughlin is executive vice president, chief operating officer and director of United Community, positions he has held since the merger of Perpetual Federal and Progressive Federal. Prior to the merger, Mr. McLaughlin served as president of Perpetual Federal for nine years and then as executive vice president, head of operations and senior loan officer prior from 1978 until 1990. He served as a director of Perpetual Federal for 19 years. Vicki A. March is chief financial officer, treasurer, and senior vice president of United Community, positions she has held since 1999.

During its five most recent fiscal years, United Community has been able to maintain a stable loan base in its competitive market area, generating a net interest margin in line with industry averages. Net of municipal deposits, core deposits indicated a steady but modest upward trend, although the Bank experienced moderate runoff of CDs in 2004 and 2005. The Bank’s asset quality has been more favorable than industry averages since fiscal year 2002, with lower nonperforming assets in fiscal years 2002, 2003 and 2004, and at September 30, 2005. United Community’s interest rate risk has been minimal in recent years, primarily as a result of its predominance of adjustable-rate loans. The Bank’s earnings and return on assets have been below comparable group and industry averages, while its net interest margin has been in line

Management (cont.)

with such averages, but management is confident that the Bank is well positioned for reasonable growth and enhanced profitability following its public offering.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry’s dependence on interest rate trends, recent volatility in the stock market and pending federal legislation related to the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution’s ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings. In our opinion, various characteristics of the Corporation’s reorganization transaction, the Bank’s market area and recent market trends cause us to conclude that a small new issue discount is warranted in the case of this particular offering. Consequently, at this time we have made a small downward adjustment to the Corporation’s pro forma market value related to a new issue discount.

VI.	VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as decreasing interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to core earnings method.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the “midpoint value”. Inasmuch as the ownership of United Community will be in the mutual holding company form, the public offering of the Corporation will be based on the sale

Introduction (cont.)

of shares to the public aggregating 43.1 percent of the fully converted pro forma market value of the Corporation at each of the valuation ranges defined in this Update, with the Corporation donating 1.9 percent of its stock and cash of $250,000 to the charitable foundation.

It should be noted that the fewer number of shares offered to the public and the lower proceeds resulting from that offering will result in actual pricing ratios considerably higher than those determined in the fully converted valuation of the Corporation where higher proceeds are assumed; and it should be noted that such higher pricing ratios, presented in detail in the offering prospectus, are pertinent to the prospective minority shareholders and their evaluation of the offering.

In applying each of the valuation methods, consideration was given to the adjustments to the Bank’s pro forma market value discussed in Section V. Downward adjustments were made for the Bank’s earnings performance, asset, loan and deposit growth, subscription interest, liquidity of the stock and the marketing of the issue. No adjustments were made for the Bank’s market area, financial condition, dividend payments and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution’s financial condition, and does not give as much consideration to the institution’s long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution’s financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution’s performance or general economic conditions are experiencing volatile or uncustomary trends related to

Price to Book Value Method (cont.)

internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution. As discussed previously, however, in the case of an initial mutual holding company minority offering where a majority of the shares will not be held by the public, the application of the prescribed formulary computation to the sale of all the shares based on the full valuation of the institution necessarily returns a higher book value per share and a lower price to book value ratio than is reflective of the actual number of shares to be owned by the public and the proceeds generated by such a smaller offering. In most instances, nevertheless, such a value remains below current comparable market values.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 117.35 percent and 123.52 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 84.04 percent (Lincoln Bancorp) to a high of 131.40 percent (North Central Bancshares, Inc.). The comparable group had a higher average and median price to tangible book value ratios of 126.72 percent and 127.64 percent, respectively, with a range of 106.20 percent to 148.17 percent. Excluding the low and the high in the group, the comparable group’s price to book value range narrowed to a low of 101.83 percent and a high of 129.04 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 73.79 percent and a price to tangible book value ratio of 72.99 percent at the midpoint. The price to book value ratio increases from 68.84 percent at the minimum to 79.16 percent at the super maximum, while the price to tangible book value ratio increases from 69.05 percent at the minimum to 79.34 percent at the super maximum.

Price to Book Value Method (cont.)

The Corporation’s pro forma price to book value and price to tangible book value ratios of 72.79 percent and 72.99 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank’s equity ratio and local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation’s ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 15.39 percent compared to 10.25 percent for the comparable group. Based on the price to book value ratio and the Bank’s total equity of $29,765,000 at September 30, 2005, the indicated fully converted pro forma market value of the Corporation using this approach is $64,126,755 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, United Community’s after tax net earnings for the year ended September 30, 2005, were $2,076,000, and the Bank’s after tax core earnings for that period were a modestly higher $2,149,000 as indicated in Exhibit 7, which is the earnings base recognized in the price to earnings method.

In determining the price to core earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 16.61, while the median was 13.66. The average price to net earnings multiple was a higher 19.72 and the median multiple was 13.91. The comparable group’s price to core earnings multiple was lower than the 21.24 average multiple for all publicly-traded, FDIC-insured thrifts but similar to their median of 16.97. The range in the price to core earnings multiple for the comparable group was from a low of 10.67 (North Central Bancshares, Inc.) to a high of 28.386 (Lincoln Bancorp). The range in the price to core earnings multiple for the comparable group, excluding the high and low

Price to Earnings Method (cont.)

values, was from a low multiple of 11.48 to a high of 25.60 times earnings for eight of the ten institutions in the group, indicating a modest narrowing at both the upper and lower ends of the range.

Consideration was given to the adjustments to the Corporation’s pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a price to core earnings multiple of 18.15 at the midpoint. Based on United Community’s core earnings of $2,149,000 for twelve months ended September 30, 2005, (reference Exhibit 50), the pro forma market value of the Corporation using the price to earnings method is $63,916,414 at the midpoint, including the shares to be donated to the foundation.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution’s equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Further, once again as previously noted, the prescribed formulary computation of fully converted pro forma value does not recognize the lower pro forma asset base resulting from small offering proceeds.

Exhibit 49 indicates that the average price to assets ratio for the comparable group was 11.90 percent and the median was 11.52 percent. The range in the price to assets ratios for the comparable group varied from a low of 9.35 percent (River Valley Bancorp) to a high of 16.16 percent (Peoples-Sidney Financial Corp.). The range narrows very modestly with the elimination of the two extremes in the group to a low of 9.44 percent and a high of 15.14 percent.

Price to Assets Method (cont.)

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 16.89 percent at the midpoint, which ranges from a low of 15.98 percent at the minimum to 24.08 percent at the super maximum. Based on the Bank’s September 30, 2005, asset base of $321,314,000, the indicated pro forma market value of the Corporation using the price to assets method is $64,020,256 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the fully converted price to book value ratio of 72.79 percent for the Corporation represents a discount of 37.97 percent relative to the comparable group and decreases to 32.55 percent at the super maximum. As presented Exhibits 50 through 53 of this Update and as further detailed in the offering prospectus, however, recognizing the lower actual proceeds to be realized by the public offering of only 43.1 percent of the pro forma fully converted shares at the offering price of $10.00 per share, the Corporation’s pro forma book value and pro forma book value per share will be lower and its corresponding price to book value ratio will be 111.11 percent, 121.95 percent, 131.06 percent and 140.45 percent at the minimum, midpoint, maximum and adjusted maximum of the actual offering range, respectively. Those ratios represent a discount at the minimum and premiums at the midpoint, maximum and adjusted maximum of the offering range relative to the average of the comparable group of (5.32) percent, 3.92 percent, 11.68 percent and 19.68 percent, respectively.

The price to core earnings multiple of 18.15 at the midpoint represents a premium of 9.28 percent relative to the comparable group, increasing to a premium of 27.86 percent at the

Valuation Conclusion (cont.)

super maximum. The price to assets ratio of 16.89 percent at the midpoint represents a premium of 41.94 percent, increasing to a premium of 102.29 percent at the super maximum.

It is our opinion that as of November 14, 2005, the fully converted pro forma market value of the Corporation, was $64,000,000 at the midpoint, and the valuation range was from a minimum of $54,400,000 to a maximum of $73,600,000 with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, was $84,640,000.

Based on the above valuation range, the public offering of 43.1 percent of the Corporation’s stock totals $23,446,400, $27,584,000, $31,721,600 and $36,479,840; and 2,344,640 shares, 2,758,400 shares, 3,172,160 shares and 3,647,984 shares at $10.00 per share at the minimum, midpoint, maximum and maximum, as adjusted, of the range, respectively.

In our opinion, the fully converted pro forma value of United Community Bancorp as of November 14, 2005, was $64,000.000 at the midpoint.

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